     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1998


                                                      REGISTRATION NO. 333-56867

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                USX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                        DELAWARE                                      25-0996816
    (STATE OR OTHER JURISDICTION OF INCORPORATION OR       (I.R.S. EMPLOYER IDENTIFICATION
                     ORGANIZATION)                                       NO.)

                            ------------------------

     600 GRANT STREET, PITTSBURGH, PENNSYLVANIA 15219-4776   (412) 433-1121
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              DAN D. SANDMAN, ESQ.
GENERAL COUNSEL, SECRETARY AND SENIOR VICE PRESIDENT -- HUMAN RESOURCES & PUBLIC
                                    AFFAIRS
                                600 GRANT STREET
                      PITTSBURGH, PENNSYLVANIA 15219-4776
                                 (412) 433-1121
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS SUPPLEMENT (Subject to Completion)

(To Prospectus Dated                , 1998)

                                            Shares

                        USX-Marathon Group Common Stock
                                       of

                                USX Corporation

                            ------------------------

    The shares of USX-Marathon Group Common Stock ("Marathon Stock") included in this Prospectus Supplement are to be delivered to Holders of Exchangeable Shares (see "Glossary" in this Prospectus Supplement) of 761581 Alberta Ltd. ("Albertaco"), an indirect Canadian subsidiary of Marathon Oil Company, an Ohio Corporation ("Marathon"). The Exchangeable Shares were issued in exchange for the outstanding shares of common stock of Tarragon Oil and Gas Limited, an Ontario Corporation ("Tarragon"), in August 1998. The Exchangeable Shares are exchangeable at any time on a one-for-one basis into shares of Marathon Stock on the terms and conditions summarized herein. See "Description of Exchangeable Shares" in this Prospectus Supplement.

    The Marathon Stock is common stock of USX Corporation ("USX" or the "Corporation") and is intended to reflect the performance of USX's energy business that constitutes the Marathon Group of USX. The Marathon Stock is one of two classes of common stock of USX outstanding, the other being USX-U. S. Steel Group Common Stock ("Steel Stock"). The holders of Marathon Stock and Steel Stock are holders of common stock of USX and continue to be subject to all of the risks associated with an investment in USX and all of its businesses and liabilities.

    Dividends on the Marathon Stock will be payable when, as and if declared by the Board of Directors of USX (the "Board") out of all funds of USX legally available therefor. The Board intends to declare and pay dividends on the Marathon Stock based on the financial condition and results of operations of the Marathon Group. The voting power of one share of Steel Stock relative to one share of Marathon Stock will fluctuate based upon the relative market values thereof. Upon the liquidation of USX, the rights of the holders of the Marathon Stock and the Steel Stock will be based on their relative market capitalizations. Subject to certain conditions, the Marathon Stock may be exchanged, at USX's option, for shares of the common stock of a wholly owned subsidiary of USX to which the assets and liabilities of the Marathon Group have been transferred as described in the accompanying Prospectus (see "Description of Capital Stock--Marathon Stock--Exchange and Redemption").

    The features of the Marathon Stock, as well as other special considerations, are more fully discussed under "Price Range of Marathon Stock, Dividends and Dividend Policy" in this Prospectus Supplement and under "Special
Considerations" and "Description of Capital Stock" in the accompanying
Prospectus.

    USX will bear the cost of registering the shares of Marathon Stock,
estimated to be $[      ]. Because shares of Marathon Stock will be issued in
exchange for Exchangeable Shares, USX will receive no proceeds on such issuance.

    The Marathon Stock is listed on the New York, Chicago and Pacific Stock
Exchanges. On [        ], 1998, the reported last sale price of the Marathon
Stock on the New York Stock Exchange was $[  ] per share.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     THE ISSUANCE AND RESALE OF THE MARATHON STOCK IN CANADA ARE SUBJECT TO CERTAIN RESTRICTIONS. SEE "CANADIAN SECURITIES LAW CONSIDERATIONS" HEREIN.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT

Summary...............................   S-3
Use of Proceeds.......................   S-5
Price Range of Marathon Stock,
  Dividends and Dividend Policy.......   S-5
Description of Exchangeable Shares....   S-6
     Exchangeable Share Provisions....   S-6
     Exchange Trust Agreement.........   S-8
     Support Agreement................   S-8
     Call Rights......................   S-9
     Delivery of Marathon Shares......  S-10
     Capital Structure of Albertaco...  S-10
Procedures for Delivery of
  Certificates........................  S-11
     Exchange of Exchangeable
       Shares.........................  S-11
     Retraction of Exchangeable
       Shares.........................  S-12
     Redemption of Exchangeable
       Shares.........................  S-14
Certain Income Tax Considerations.....  S-15
     Canadian Federal Income Tax
       Considerations.................  S-15
     United States Federal Income Tax
       Considerations.................  S-18
Canadian Securities Law
  Considerations......................  S-21
Legal Matters.........................  S-21
Glossary..............................  S-22

                                        PAGE
                                        ----
              PROSPECTUS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
USX Corporation.......................     3
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     4
Use of Proceeds.......................     4
Pending Transaction...................     4
Special Considerations................     4
Management and Accounting Policies....     7
Description of the Debt Securities....     8
Description of Capital Stock..........    16
Description of Warrants...............    25
Plan of Distribution..................    26
Validity of Securities................    26
Experts...............................    26
Appendix I--Summary of USX Common
  Stock...............................   A-1

                            ------------------------

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and is qualified in its entirety by reference to the Prospectus which includes the documents incorporated therein under "Incorporation of Certain Documents by Reference." Readers are encouraged to refer to such incorporated documents for a more complete description of USX. See "Glossary" for definitions of capitalized terms not otherwise defined in this Prospectus Supplement.

MARATHON GROUP

     The Marathon Group is comprised of Marathon and certain other subsidiaries of USX, which are engaged in worldwide exploration and production of crude oil and natural gas; domestic refining, marketing and transportation of petroleum products; and other energy related businesses. Marathon Group revenues as a percentage of total USX consolidated revenues were 69% in 1997, 71% in 1996 and 68% in 1995.

Exploration and Production

     The Marathon Group believes it is the tenth largest U. S.-based integrated oil and natural gas concern in terms of total proved barrel of oil equivalent ("BOE") reserves as of December 31, 1997. At December 31, 1997 it had net proved liquid hydrocarbon and natural gas reserves, including equity affiliates, of 1.4 billion barrels on a BOE basis, of which 68% were located in the United States. In 1997, Marathon replaced 147% of its 1997 worldwide oil and gas production on a BOE basis. Significant reserve additions during 1997 included Phase 1 development of the Sakhalin II project in Russia and various Gulf of Mexico properties. Marathon is currently conducting exploration and development activities in 12 countries, including the United States. During 1997, exploration activities resulted in discoveries in the United States (both onshore and in the Gulf of Mexico), offshore Gabon and in the United Kingdom sector of the North Sea. At year-end 1997, Marathon was producing crude oil and/or natural gas in six countries, including the United States. During the first six months of 1998, Marathon's worldwide liquid hydrocarbon production averaged approximately 185,000 barrels per day and worldwide natural gas volumes averaged approximately 1.2 billion cubic feet per day.

Refining, Marketing and Transportation

     During 1997, Marathon and Ashland Inc. ("Ashland") agreed to combine the major elements of their refining, marketing and transportation ("RM&T") operations. On January 1, 1998, Marathon transferred certain RM&T net assets to Marathon Ashland Petroleum LLC ("MAP"), a new consolidated subsidiary. Also on January 1, 1998, Marathon acquired certain RM&T net assets from Ashland in exchange for a 38% interest in MAP. MAP has seven refineries with a combined capacity of 935,000 barrels per day, 84 light products and asphalt terminals, about 5,400 retail marketing outlets in 20 states and significant pipeline holdings. Marathon believes that MAP ranks sixth among U.S. petroleum corporations on the basis of both crude oil refining capacity and refined product sales volumes. Sales of refined products averaged approximately 1,161,000 barrels per day in the first six months of 1998.

USX CORPORATION

     USX is a diversified company which is principally engaged in the energy business through its Marathon Group, and in the steel business through its U. S. Steel Group. The term "USX" when used herein refers to USX Corporation or USX Corporation and its subsidiaries, as required by the context. The term "Group" when used herein refers to the Marathon Group and/or the U. S. Steel Group, as required by the context.

     USX has two classes of common stock outstanding, USX-Marathon Group Common Stock ("Marathon Stock") and USX-U. S. Steel Group Common Stock ("Steel Stock"). Each class of common stock is intended to provide the stockholders of such class with a separate security reflecting the performance of the related Group. Effective October 31, 1997, USX sold Delhi Gas Pipeline Corporation and other subsidiaries of USX that comprised all of the Delhi Group (the "Delhi Companies") and, on January 26, 1998, redeemed all the outstanding USX-Delhi Group Common Stock.

     The U. S. Steel Group includes U. S. Steel, the largest steel producer in the United States, which is primarily engaged in the production and sale of steel mill products, coke and taconite pellets. The U. S. Steel Group also includes the management of mineral resources, domestic coal mining, and engineering and consulting services. Equity affiliates of the U. S. Steel Group include Transtar Inc. and joint ventures, such as USS/Kobe Steel Company, USS-POSCO Industries and PRO-TEC Coating Company. Other businesses that are part of the U. S. Steel Group include real estate development and management, and leasing and financing activities. U. S. Steel Group revenues as a percentage of total USX consolidated revenues were 31% in 1997, 29% in 1996 and 32% in 1995.

     USX was incorporated in 1901 and is a Delaware corporation. Its executive offices are located at 600 Grant St., Pittsburgh, PA 15219-4776 (tel:
412-433-1121).

THE EXCHANGEABLE SHARES

     Pursuant to the Arrangement Agreement, Albertaco, an indirect Canadian subsidiary of Marathon, a wholly owned subsidiary of USX, acquired all of the issued and outstanding common stock of Tarragon. Upon approval of the Tarragon Securityholders on August 11, 1998 and the issuance of a Final Order by the
Ontario Court (General Division) on August   , 1998 approving the transaction
and the filing of Articles of Arrangement of Tarragon with the relevant authority in Ontario, the Arrangement was completed and each Tarragon Securityholder ultimately received in exchange for each Tarragon Share, at their election, Cdn$14.25 cash or Exchangeable Shares having an equivalent market
value. As a result, as of August   , 1998, an aggregate of        Exchangeable
Shares were held by former Tarragon Securityholders.

     An Exchangeable Share is intended to be the economic equivalent of a share of Marathon Stock. The holders of Exchangeable Shares will be entitled to receive declared dividends equivalent to dividends declared from time to time by USX on Marathon Shares. The Exchangeable Shares are:

          - exchangeable at any time;

          - retractable at the option of the holder (i.e. redeemable by Albertaco) at any time; and

          - automatically redeemable by Albertaco on August   , 2003 (and, in
            certain circumstances, as early as August   , 2001);

in each case on a one for one basis (subject to adjustment in certain circumstances) into shares of Marathon Stock. See "Description of Exchangeable Shares" for a description of these and other important provisions of the Exchangeable Shares.

     The Exchangeable Shares provide certain holders of Tarragon shares an opportunity to defer Canadian income tax payable on gains from the disposition of their Tarragon Shares.

     The disposition of the Exchangeable Shares for Marathon Shares will be a taxable event under Canadian law. Such a disposition can occur as a result of either a redemption (including a retraction) by Albertaco or an acquisition by USX, Marathon or a Marathon Subsidiary. The Canadian federal income tax consequences of a redemption differ significantly from those of an acquisition. See "Certain Income Tax Considerations--Canadian Federal Income Tax Considerations."

     Also, while the matter is not free from doubt, it is anticipated that such disposition will be a taxable event under U.S. law. See "Certain Income Tax Considerations--United States Federal Income Tax Considerations--Exchange of Exchangeable Shares for Marathon Shares."

                                USE OF PROCEEDS

     Because shares of Marathon Stock will be issued in exchange for Exchangeable Shares, USX will receive no net proceeds (other than such Exchangeable Shares received by USX, directly or indirectly) at the time of such issuance.

          PRICE RANGE OF MARATHON STOCK, DIVIDENDS AND DIVIDEND POLICY

     The Marathon Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago and Pacific Stock Exchanges. The following table sets forth the range of high and low sales prices of the Marathon Stock on the NYSE Composite Tape (the "Composite Tape") and dividends paid on the Marathon Stock for the stated periods.

                                                                                   DIVIDENDS
                                                               HIGH       LOW      PER SHARE
                                                              -------   --------   ---------
1996
  First Quarter.............................................  $20  1/2  $17  1/4     $.17
  Second Quarter............................................   22  7/8   19  1/8      .17
  Third Quarter.............................................   22  1/8   20           .17
  Fourth Quarter............................................   25  1/2   21  1/8      .19
1997
  First Quarter.............................................  $28  1/2  $23  3/4     $.19
  Second Quarter............................................   31  1/8   25  5/8      .19
  Third Quarter.............................................   38 3/16   28 15/16     .19
  Fourth Quarter............................................   38  7/8   29           .19
1998
  First Quarter.............................................  $40  1/2  $31          $.21
  Second Quarter............................................   38  7/8   32 3/16      .21

     On July [ ], 1998, the reported last sale price of the Marathon Stock on the NYSE was $ per share.

     On July   , 1998, the USX board of directors (the "Board") declared a
dividend of $  per share on Marathon Stock payable on September   , 1998 to
stockholders of record on August   , 1998. Shares of Marathon Stock issued
pursuant to the offering will be entitled to declared dividends payable to holders of record for such record dates following the holder's receipt of such shares. The Board reserves the right to change the dividend rate at any time and from time to time.

     The Board intends to declare and pay dividends on the Marathon Stock based on the financial condition and results of operations of the Marathon Group, although it has no obligation under Delaware law to do so. Dividends on the Marathon Stock will be payable when, as and if declared by the Board out of legally available funds of USX (as defined under Delaware law). In making its dividend decisions, the Board will rely on the financial statements of the Marathon Group. In determining its dividend policy, the Board will consider, among other things, the long-term earnings and cash flow capabilities of the Marathon Group, as well as the dividend policies of publicly traded energy companies. See "Special Considerations--Dividends and Earnings Per Share" and "Description of Capital Stock--Marathon Stock--Dividends" in the accompanying Prospectus.

                       DESCRIPTION OF EXCHANGEABLE SHARES

     Exchangeable Shares are the economic equivalent of Marathon Shares by virtue of the terms of the Exchangeable Share Provisions, the Exchange Trust Agreement and the Support Agreement. The Exchangeable Share Provisions, the Exchange Trust Agreement, the Support Agreement and the Call Rights are described in this section. See "Glossary" for capitalized terms used in this Prospectus Supplement and not otherwise defined herein. For a description of the Marathon Stock, see "Description of Capital Stock--Marathon Stock" in the accompanying Prospectus.

EXCHANGEABLE SHARE PROVISIONS

     The following is a summary description of the material provisions of the Exchangeable Share Provisions and is qualified in its entirety by reference to the full text of the Exchangeable Share Provisions.

Retraction of Exchangeable Shares by Holders

     The holders of Exchangeable Shares are entitled at any time to retract (i.e., require Albertaco to redeem) any or all of the Exchangeable Shares held by such holder for an equivalent number of Marathon Shares for each Exchangeable Share, which shall be delivered to the retracting holder on the retraction date specified by the holder (which shall not be less than three nor more than ten Business Days after the date on which Albertaco receives the retraction request from the holder). This retraction right is subject to the Retraction Call Rights of USX, Marathon and a Marathon Subsidiary. See "Call Rights--Retraction Call Right."

     If, as a result of liquidity or solvency provisions of applicable law, Albertaco is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Albertaco will redeem only those Exchangeable Shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. The retracting Holder of any Exchangeable Shares not redeemed by Albertaco will be deemed to have required USX, Marathon or a Marathon Subsidiary to purchase such unredeemed shares in exchange for Marathon Shares on the retraction date pursuant to the Exchange Right. See "Exchange Trust Agreement--Exchange Right."

Redemption of Exchangeable Shares

     On the Automatic Redemption Date (which is August   , 2003 subject to
extension or acceleration in certain circumstances, provided that in no event
shall it be earlier than August   , 2001), Albertaco will redeem all but not
less than all of the then outstanding Exchangeable Shares by delivery of an equivalent number of Marathon Shares for each Exchangeable Share. Albertaco shall, at least 120 days prior to the Automatic Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares. This redemption right is subject to the Redemption Call Right of USX, Marathon and a Marathon Subsidiary. See "Call Rights--Redemption Call Right."

Exchange of Exchangeable Shares by Holders

     The holders of Exchangeable Shares are entitled at any time to deliver any or all of the holder's Exchangeable Shares to Albertaco for delivery thereof by Albertaco to USX and for exchange thereof directly with USX for Marathon Shares. Albertaco will immediately give notice thereof to USX, which will be required under the Support Agreement to acquire, or to cause Marathon or a Marathon Subsidiary to acquire, each such Exchangeable Share directly from such holder in consideration of the issuance of an equivalent number of Marathon Shares. See also "Exchange Trust Agreement."

Ranking

     The Exchangeable Shares are entitled to a preference over the Albertaco Common Shares, the Albertaco Non-Voting Common Shares, the Albertaco Non-Voting Subordinated Shares and any other classes of shares of Albertaco with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Albertaco. See "Capital Structure of Albertaco."

Dividends

     The holders of Exchangeable Shares will be entitled to receive declared dividends equivalent to dividends declared from time to time by the board of directors of USX on Marathon Shares. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for the corresponding dividends on the Marathon Shares.

Certain Restrictions

     Without the approval of the holders of the Exchangeable Shares, Albertaco will not:

     (a) pay any dividend on the Albertaco Common Shares, the Albertaco Non-Voting Common Shares, Albertaco Non-Voting Subordinated Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Albertaco Common Shares, Albertaco Non-Voting Common Shares, Albertaco Non-Voting Subordinated Shares or in any such other shares ranking junior to the Exchangeable Shares;

     (b) redeem, purchase or make any capital distribution in respect of Albertaco Common Shares, Albertaco Non-Voting Common Shares, Albertaco Non-Voting Subordinated Shares or any other shares ranking junior to the Exchangeable Shares;

     (c) redeem or purchase any other shares of Albertaco ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

     (d) issue any Exchangeable Shares or any other shares of Albertaco ranking equally with, or superior to, the Exchangeable Shares other than by stock dividends to the holders of the Exchangeable Shares or as contemplated in the Support Agreement;

unless the dividends on the outstanding Exchangeable Shares corresponding to dividends declared to date on the Marathon Shares have been declared on the Exchangeable Shares and Albertaco shall have sufficient assets, funds and other property available to enable the due and punctual payment of such dividends.

Liquidation

     In the event of the liquidation, dissolution or winding-up of Albertaco a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share an amount (the "Liquidation Amount") equal to the amount that a holder of an equivalent number of Marathon Shares would be entitled to receive on the liquidation, dissolution or winding-up of USX, which amount shall be satisfied by the delivery to holders of the Exchangeable Shares of that number of Marathon Shares equal to the Liquidation Amount. This liquidation right is subject to the Liquidation Call Rights of USX, Marathon and Marathon Subsidiaries. See "Call Rights--Liquidation Call Right."

Voting Rights

     Except as required by applicable law, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or attend any meeting of the shareholders of Albertaco or to vote at any such meeting.

Amendment and Approval

     The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by USX or entities controlled by USX; see "Support Agreement") at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 50% of the then outstanding Exchangeable Shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time not less than 10 days later as may be determined at the original meeting and the holders of the Exchangeable Shares present or represented by proxy at the adjourned meeting may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions of Albertaco under Support Agreement

     Under the Exchangeable Share Provisions, Albertaco has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by USX, Marathon and Holdco with their obligations under, the Support Agreement. See "Support Agreement."

EXCHANGE TRUST AGREEMENT

     The following is a summary of the material provisions of the Exchange Trust Agreement and is qualified in its entirety by reference to the full text of the Exchange Trust Agreement.

Grant of Rights in Trust

     Pursuant to the Exchange Trust Agreement, USX has granted the Exchange Right and the Automatic Exchange Right to the Trustee for the benefit of the Holders.

Exchange Right

     A Holder is entitled to instruct the Trustee to exercise the Exchange Right at any time and from time to time with respect to any or all of the Exchangeable Shares held by such Holder, thereby requiring USX to purchase from such Holder. The consideration for each Exchangeable Share to be acquired under the Exchange Right will be an equivalent number of Marathon Shares. The Holder shall retain the right to receive all Unpaid Dividends at the time of the exchange.

     If, as a result of liquidity or solvency provisions of applicable law, Albertaco is unable to redeem all of the Exchangeable Shares tendered for retraction by a Holder in accordance with the Exchangeable Share Provisions, the Holder will be deemed to have exercised the Exchange Right with respect to the unredeemed Exchangeable Shares and USX will be required to purchase such shares from the Holder in the manner set forth above.

Automatic Exchange Right

     In the event of a USX Liquidation Event, USX will be required to acquire each outstanding Exchangeable Share by exchanging an equivalent number of Marathon Shares for each such Exchangeable Share. Such exchange shall occur immediately prior to the effective time of such USX Liquidation Event.

SUPPORT AGREEMENT

     The following is a summary description of the material provisions of the Support Agreement and is qualified in its entirety by reference to the full text of the Support Agreement.

     Under the Support Agreement, USX and/or Marathon have agreed that they will: (i) not declare or pay any dividend on the Marathon Shares unless Albertaco simultaneously declares and pays an equivalent dividend on the Exchangeable Shares; (ii) advise Albertaco of the declaration of any dividend on the Marathon Shares and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the Marathon Shares; (iii) ensure that the record date for any dividend declared on Marathon Shares is not less than 10 calendar days after the declaration date for such dividend; (iv) take all actions and do all things necessary to provide to the holders of the Exchangeable Shares the equivalent number of Marathon Shares in the event of a liquidation, dissolution, or winding-up of Albertaco, a retraction request by a holder of Exchangeable Shares, a redemption of Exchangeable Shares of Albertaco, or a delivery by a holder of Exchangeable Shares to Albertaco for exchange for Marathon Shares; and (v) not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Albertaco.

     The Support Agreement also provides that if USX shall distribute additional Marathon Shares or rights to subscribe therefor or other property or assets to all or substantially all holders of Marathon Shares, or change the Marathon Shares then USX will ensure that the record date for any such event or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 calendar days after the date on which such event is declared or announced by USX. In the event that any tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the Marathon Shares is proposed by USX or is proposed to USX or its shareholders and is to be effected with the consent or approval of the board of directors of USX, USX shall take all such actions and do all such things as are necessary and reasonably within its power to enable holders of Exchangeable Shares to participate in such transaction on an equivalent basis as the holders of Marathon Shares, without discrimination.

     USX has agreed that so long as any Exchangeable Shares not owned by USX or any entity controlled by USX remain outstanding, USX will remain the beneficial owner, directly or indirectly, of all outstanding voting securities of Albertaco.

     With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that each of USX, Marathon and Albertaco is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Under the Support Agreement, USX has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any entity controlled by it on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

CALL RIGHTS

     The following description of the Call Rights is qualified in its entirety by reference to the full text of the Exchangeable Share Provisions.

     In the circumstances described below, USX, Marathon and a Marathon Subsidiary will have certain overriding rights to acquire Exchangeable Shares from holders thereof for an equivalent number of Marathon Shares for each Exchangeable Share acquired. Different Canadian federal income tax consequences to a holder of Exchangeable Shares will arise depending upon whether the Call Rights are exercised or whether the relevant Exchangeable Shares are redeemed by Albertaco pursuant to the Exchangeable Share provisions in the absence of the exercise of the Call Rights. See "Certain Income Tax Considerations--Canadian Federal Income Tax Considerations."

Retraction Call Right

     Pursuant to the Exchangeable Share Provisions, a holder requesting Albertaco to redeem the Exchangeable Shares will be deemed to offer such shares to USX, Marathon or a Marathon Subsidiary, and USX, Marathon and a Marathon Subsidiary will have an overriding Retraction Call Right to acquire all but not less than all of the Exchangeable Shares that the holder has requested Albertaco to redeem in exchange for an equivalent number of Marathon Shares for each Exchangeable Share.

     At the time of a Retraction Request by a holder of Exchangeable Shares, Albertaco will immediately notify USX and Marathon. USX, Marathon or a Marathon Subsidiary must then advise Albertaco within two Business Days as to whether USX, Marathon or a Marathon Subsidiary will exercise the Retraction Call Right. If USX, Marathon or a Marathon Subsidiary does not advise Albertaco within such two Business Day period, Albertaco will notify the holder as soon as possible thereafter that USX, Marathon and a Marathon Subsidiary will not exercise the Retraction Call Right. A holder may revoke his or her Retraction Request, at any time prior to the close of business on the Business Day preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by USX, Marathon or a Marathon Subsidiary nor redeemed by Albertaco. If the holder does not revoke his or her Retraction Request, on the Retraction Date the Exchangeable Shares that the holder has requested Albertaco to redeem will be acquired by USX, Marathon or a Marathon Subsidiary (assuming USX, Marathon or a Marathon Subsidiary exercises its Retraction Call Right) or redeemed by Albertaco, as the case may be, in each case for an equivalent number of Marathon Shares for each Exchangeable Share.

Liquidation Call Right

     Pursuant to the Plan of Arrangement and the Exchangeable Share Provisions, USX, Marathon and a Marathon Subsidiary will be granted an overriding Liquidation Call Right, in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Albertaco, to acquire all but not less than all of the Exchangeable Shares then outstanding in exchange for Marathon Shares and, upon the exercise by USX, Marathon or a Marathon Subsidiary of the Liquidation Call Right, the holders thereof will be obligated to transfer such shares to USX, Marathon or a Marathon Subsidiary, as the case may be. The acquisition by USX, Marathon or a Marathon Subsidiary of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Albertaco.

Redemption Call Right

     Pursuant to the Plan of Arrangement and the Exchangeable Share Provisions, USX, Marathon and a Marathon Subsidiary will be granted an overriding Redemption Call Right, notwithstanding the proposed automatic redemption of the Exchangeable Shares by Albertaco pursuant to the Exchangeable Share Provisions, to acquire on the Automatic Redemption Date all but not less than all of the Exchangeable Shares then outstanding in exchange for Marathon Shares and, upon the exercise by USX, Marathon or a Marathon Subsidiary of the Redemption Call Right, the holders thereof will be obligated to transfer such shares to USX, Marathon or a Marathon Subsidiary, as the case may be.

Effect of Call Right Exercise

     If USX, Marathon or a Marathon Subsidiary exercises one or more of their Call Rights, Marathon Shares will be directly issued to holders of Exchangeable Shares and USX, Marathon or a Marathon Subsidiary will become the holder of such Exchangeable Shares. USX, Marathon and a Marathon Subsidiary will not be entitled to exercise any voting rights attached to the Exchangeable Shares they acquire. If USX, Marathon and a Marathon Subsidiary decline to exercise their Call Rights when applicable, USX will be required, pursuant to the Support Agreement, to issue Marathon Shares to the holders of Exchangeable Shares. The Canadian tax consequences resulting from the exercise by USX, Marathon or a Marathon Subsidiary of one or more of the Call Rights are discussed in "--Canadian Federal Income Tax Considerations."

DELIVERY OF MARATHON SHARES

     The following description is qualified in its entirety by reference to the full text of the Support Agreement.

     USX has undertaken in the Support Agreement to see that all Marathon Shares to be delivered to holders of Exchangeable Shares pursuant to the Exchangeable Share Provisions or on the exercise of the Exchange Rights or the Automatic Exchange Rights under the Exchange Trust Agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required, so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a "control person" of USX for purposes of Canadian law or an "affiliate" of USX for purposes of United States law). In addition, USX has undertaken to cause the Marathon Shares to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding Marathon Shares are then listed or quoted for trading.

CAPITAL STRUCTURE OF ALBERTACO

     Albertaco is authorized to issue an unlimited number of Exchangeable Shares. In addition to the Exchangeable Shares, Albertaco is authorized to issue an unlimited number of shares designated as voting common shares (the "Albertaco Common Shares"), an unlimited number of shares designated as non-voting common shares (the "Albertaco Non-Voting Common Shares") and an unlimited number of shares designated as non-voting subordinated shares (the "Albertaco Non-Voting Subordinated Shares"). The attributes of such shares other than the Exchangeable Shares are described below.

Albertaco Common Shares and Albertaco Non-Voting Common Shares

     The holders of Albertaco Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of Albertaco and are entitled to one vote for each share held of record on all matters considered at meetings of the shareholders of Albertaco. The holders of Albertaco Non-Voting Common Shares are not, except as required by applicable law, entitled to receive notice of and to attend meetings of the shareholders of Albertaco and are not entitled to vote at such meetings of the shareholders of Albertaco. The holders of Albertaco Common Shares and the holders of Albertaco Non-Voting Common Shares are, subject to the preference accorded holders of Exchangeable Shares and Albertaco Non-Voting Subordinated Shares, entitled to receive such dividends as may be declared by the Albertaco board of directors out of funds legally available therefor and dividends may not be declared on either class separately from the other. The rights of holders of Albertaco Common Shares and the rights of holders of Albertaco Non-Voting Common Shares to receive such dividends are equal in all respects, share for share. The holders of Albertaco Common Shares and holders of Albertaco Non-Voting Common Shares are entitled upon any liquidation, dissolution or winding-up of Albertaco, subject to the preference accorded holders of the Exchangeable Shares and Albertaco Non-Voting Subordinated Shares and to any other shares ranking senior to the Albertaco Common Shares and the Albertaco Non-Voting Common Shares, to share equally, share for share, the remaining property and assets of Albertaco. USX has agreed, pursuant to the Support Agreement, that so long as there remain outstanding any Exchangeable Shares not owned by USX or any entity controlled by USX, USX will remain the beneficial owner, directly or indirectly, of all outstanding voting securities of Albertaco. Immediately after consummation of the Arrangement, there were no Albertaco Non-Voting Common Shares issued and outstanding.

Albertaco Non-Voting Subordinated Shares

     All of the issued and outstanding Albertaco Non-Voting Subordinated Shares will be held by a service provider who will not transfer any property to Albertaco. The holders of Albertaco Non-Voting Subordinated Shares, are, subject to the preference accorded holders of Exchangeable Shares, but in priority to Albertaco Common Shares and Albertaco Non-Voting Common Shares, entitled (i) to receive cumulative dividends at a rate of 6.5% per annum subject to declaration by the board of directors of Albertaco out of funds legally available therefor, and (ii) upon liquidation, dissolution or winding-up of Albertaco to $100 per share plus accrued but unpaid dividends. Holders of Albertaco Non-Voting Subordinated Shares are not, except as required by applicable law, entitled to notice of, to attend or to vote at any meeting of the shareholders of Albertaco. Albertaco Non-Voting Subordinated Shares are redeemable at the option of Albertaco any time after the fifth anniversary of the date of their issuance at $100 per share plus accrued but unpaid dividends. As of August , 1998, Albertaco Non-Voting Subordinated Shares have been issued.

                    PROCEDURES FOR DELIVERY OF CERTIFICATES

     The following description is qualified in its entirety by reference to the full text of the Exchange Trust Agreement and the Exchangeable Share Provisions.

EXCHANGE OF EXCHANGEABLE SHARES

Exercise Instructions

     Subject to the terms and conditions set forth in the Exchange Trust Agreement, a Holder shall be entitled to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Holder on the books of Albertaco. To cause the exercise of the Exchange Right by the Trustee, the Holder shall deliver to the Trustee, in person or by certified or registered mail, at its principal offices in Calgary, Alberta or Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Holders, the certificates representing the Exchangeable Shares which such Holder desires USX to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of Albertaco and such additional documents and instruments as the Trustee may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Holder thereby instructs the Trustee to exercise the Exchange Right so as to require USX to purchase from the Holder the number of Exchangeable Shares specified therein, (ii) that such Holder has good title to and owns all such Exchangeable Shares to be acquired by USX free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Marathon Shares issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom the Exchangeable Share Consideration should be delivered and (b) payment (or evidence satisfactory to the Trustee, Albertaco and USX of payment) of the taxes (if any) payable. If only a portion of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by USX under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the Holder at the expense of Albertaco.

Exercise of Exchange Right Subsequent to Retraction

     In the event that a Holder has exercised its right under the Exchangeable Share Provisions to require Albertaco to redeem any or all of the Exchangeable Shares held by the Holder (the "Retracted Shares") and is notified by Albertaco that Albertaco will not be permitted as a result of liquidity or solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from Albertaco and provided that USX shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Holder has not revoked the retraction request delivered by the Holder to Albertaco, the retraction request will constitute and will be deemed to constitute notice from the Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares which Albertaco is unable to redeem. In any such event, Albertaco has agreed with the Trustee and in favor of the Holder immediately to notify the Trustee of such prohibition against Albertaco redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Holder to Albertaco or to the transfer agent of the Exchangeable Shares (including without limitation a copy of the retraction request) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Albertaco is not permitted to redeem and will require USX to purchase such shares.

RETRACTION OF EXCHANGEABLE SHARES

     A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by USX or Marathon of the Retraction Call Right and otherwise upon compliance with the provisions of the Exchangeable Share Provisions to require Albertaco to redeem any or all of the Exchangeable Shares registered in the name of such holder by delivery to such holder of the Exchangeable Share Consideration representing the Exchangeable Share Price in respect of such Exchangeable Shares. In connection with payment of the Exchangeable Share Price, Albertaco shall be entitled to liquidate some of the Marathon Shares to which the particular holder of Exchangeable Shares is entitled and apply the proceeds on behalf of such holder in order to fund any statutory withholding tax obligation. To effect such redemption, the holder shall present and surrender at the registered office of Albertaco or at any office of the Transfer Agent as may be specified by Albertaco by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have Albertaco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of Albertaco and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Exhibit A to the Exchangeable Share Provisions or in such other form as may be acceptable to
Albertaco:

      (i) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates redeemed by Albertaco;

      (ii) stating the Business Day on which the holder desires to have Albertaco redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than three Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by Albertaco and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth Business Day after the date on which the Retraction Request is received by Albertaco; and

     (iii) acknowledging the overriding right (the "Retraction Call Right") of USX and Marathon to acquire all but not less than all the Retracted Shares directly from the holder in exchange for one Marathon Share for each Exchangeable Share and that the Retraction Request shall be deemed to be a revocable offer by the holder to exchange the Retracted Shares with USX or Marathon in accordance with the Retraction Call Right on the terms and conditions set out below.

     Subject to the exercise by USX or Marathon of the Retraction Call Right, upon receipt by Albertaco or the Transfer Agent in the manner specified in the Exchangeable Share Provisions of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have Albertaco redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified below, Albertaco shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Exchangeable Share Price with respect to such shares by the delivery of the Exchangeable Share Consideration. If only a portion of the Exchangeable Shares represented by any certificate are redeemed (or purchased by USX or Marathon pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Albertaco.

     Upon receipt by Albertaco of a Retraction Request, Albertaco shall immediately notify USX and Marathon thereof. In order to exercise the Retraction Call Right, USX or Marathon must notify Albertaco in writing of its determination to do so (the "USX/Marathon Call Notice") within two Business Days of notification to USX and Marathon by Albertaco of the receipt by Albertaco of the Retraction Request. If USX or Marathon does not so notify Albertaco within such two Business Day period, Albertaco will notify the holder as soon as possible thereafter that neither USX nor Marathon will exercise the Retraction Call Right. If USX or Marathon delivers the USX/Marathon Call Notice within such two Business Day time period, and provided that the Retraction Request is not revoked by the holder, the Retraction Request shall thereupon be considered only to be an offer by the holder to exchange the Retracted Shares with USX or Marathon, as applicable, in accordance with the Retraction Call Right. In such event, Albertaco shall not redeem the Retracted Shares and USX or Marathon, as applicable, shall acquire from such holder and such holder shall deliver to USX or Marathon, as applicable, on the Retraction Date the Retracted Shares in exchange for delivery to such holder of the Exchangeable Share Consideration respecting the total Exchangeable Share Price in respect of the Retracted Shares. For the purposes of completing an exchange pursuant to the Retraction Call Right, USX or Marathon, as applicable, shall deposit with the Transfer Agent, on or before the Retraction Date the Exchangeable Share Consideration representing the total Exchangeable Share Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the closing of the exchange of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Albertaco of such Retracted Shares shall take place on the Retraction Date. In the event that neither USX nor Marathon delivers a USX/Marathon Call Notice within such two Business Day period or otherwise complies with these Exchangeable Share provisions in respect thereto, and provided that the Retraction Request is not revoked by the holder, Albertaco shall redeem the Retracted Shares on the Retraction Date.

     Albertaco, USX or Marathon, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of Albertaco, for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of Albertaco or at any office of the Transfer Agent as may be specified by Albertaco by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the total Exchangeable Share Price and such delivery of such Exchangeable Share Consideration to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Exchangeable Share Price.

     Albertaco shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law. If Albertaco believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither USX nor Marathon shall have exercised the Retraction Call Right with respect to the Retracted Shares, Albertaco shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Albertaco. In any case in which the redemption by Albertaco of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law, Albertaco shall redeem Retracted Shares on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Albertaco, representing the Retracted Shares not redeemed by Albertaco.

     A holder of Retracted Shares may, by notice in writing given by the holder to Albertaco before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to exchange the Retracted Shares with USX or Marathon shall be deemed to have been revoked.

     USX and Marathon may assign their rights under the Retraction Call Right to Holdco or another Marathon Subsidiary at any time with respect to all or any portion of the Retracted Shares.

REDEMPTION OF EXCHANGEABLE SHARES

     Subject to applicable law and the Redemption Call Right, Albertaco shall on the Automatic Redemption Date redeem the whole of the then outstanding Exchangeable Shares by delivery of the Exchangeable Share Consideration representing the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date (the "Redemption Price"). In connection with payment of the Redemption Price, Albertaco shall be entitled to liquidate some of the Marathon Shares to which the particular holder of Exchangeable Shares is entitled and apply the proceeds on behalf of such holder in order to fund any statutory withholding tax obligation.

     In any case of a redemption of Exchangeable Shares, Albertaco shall, at least 120 days before the Automatic Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by Albertaco or the purchase by USX or Marathon under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the Automatic Redemption Date and, if applicable, particulars of the Redemption Call Right.

     On or after the Automatic Redemption Date and subject to the exercise by USX or Marathon of the Redemption Call Right, Albertaco shall cause to be delivered to the holders of the Exchangeable Shares the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of Albertaco or at any office of the Transfer Agent as may be specified by Albertaco in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of Albertaco and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of Albertaco or by holding for pick-up by the holder at the registered office of Albertaco at any office of the Transfer Agent as may be specified by Albertaco in such notice, on behalf of Albertaco of the Exchangeable Share Consideration representing the total Redemption Price.

     USX shall have the overriding right (the "Redemption Call Right"), notwithstanding the compulsory redemption of the Exchangeable Shares by Albertaco, to acquire from all but not less than all of the holders (other than USX or any Subsidiary thereof) of Exchangeable Shares on the Automatic Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon the payment to each such holder by USX of the Exchangeable Share Price in effect on the last Business Day prior to the Automatic Redemption Date (the "Redemption Call Purchase Price"). In the event of the exercise of the Redemption Call Right by USX, each holder shall be obligated to exchange all the Exchangeable Shares held by the holder with USX on the Automatic

Redemption Date on delivery by USX to the holder of the Exchangeable Share Consideration representing the Redemption Call Purchase Price for each such share and the obligation of Albertaco to redeem any Exchangeable Shares (including those held by USX or any Subsidiary thereof) shall terminate.

     To exercise the Redemption Call Right, USX must notify the Transfer Agent in writing, as agent for the holders of Exchangeable Shares, and Albertaco of USX's intention to exercise such right at least 125 days before the Automatic Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not USX has exercised the Redemption Call Right forthwith after the date by which the same may be exercised by USX. If USX exercises the Redemption Call Right, on the Automatic Redemption Date USX and the holders will exchange all of the Exchangeable Shares then outstanding for the Exchangeable Share Consideration in satisfaction of the Redemption Call Purchase Price.

     For the purposes of completing the exchange of the Exchangeable Shares pursuant to the Redemption Call Right, USX shall deposit with the Transfer Agent, on or before the Automatic Redemption Date, the Exchangeable Share Consideration representing the total Redemption Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Automatic Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of (i) the Exchangeable Share Consideration issued by USX in respect of the total Redemption Call Purchase Price upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and (ii) any Unpaid Dividends on the last Business Day prior to the Automatic Redemption Date. Upon deposit of such Exchangeable Share Consideration, the holder shall on and after the Automatic Redemption Date be considered and deemed for all purposes to be the holder of the Marathon Shares delivered to such holder. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of USX shall deliver to such holder, the Exchangeable Share Consideration to which the holder is entitled. If USX does not exercise the Redemption Call Right in the manner described above, on the Automatic Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Albertaco in connection with the redemption of the Exchangeable Shares.

     USX may assign its rights to exchange the Exchangeable Share Consideration for Exchangeable Shares pursuant to the Redemption Call Right to Marathon, Holdco or another Marathon Subsidiary at any time.

                       CERTAIN INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     HOLDERS OF EXCHANGEABLE SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE CANADIAN FEDERAL, PROVINCIAL AND TERRITORIAL TAX CONSEQUENCES OF EXCHANGING EXCHANGEABLE SHARES FOR AND OWNING MARATHON SHARES.

Holders of Exchangeable Shares Resident of Canada

     The following description is applicable to holders of Exchangeable Shares who at all relevant times, for purposes of the Income Tax Act, are resident in Canada, hold such Exchangeable Shares and any Marathon Shares as capital property and deal at arm's length with USX.

     Redemption or Exchange of Exchangeable Shares. The disposition of an Exchangeable Share in exchange for a Marathon Share will be a taxable transaction. Such a disposition can occur as a result of either a redemption (including a retraction) by Albertaco or an acquisition by USX, Marathon or a Marathon Subsidiary. The Canadian federal income tax consequences of a redemption differ significantly from those of an acquisition. An Exchangeable Shareholder who exercises the right of retraction in respect of an Exchangeable Share cannot control whether the share will be acquired by USX, Marathon or a Marathon Subsidiary under the Retraction Call Right or will be redeemed by Albertaco if the Retraction Call Right is not exercised; however, a holder who exercises the right of retraction is entitled to be notified if the Retraction Call Right will not be exercised by USX, Marathon or a Marathon Subsidiary in which case the holder may cancel the Retraction Request and retain the Exchangeable Share.

     The following describes generally the tax treatment to a holder of an Exchangeable Share on a redemption (including a retraction) by Albertaco and an acquisition by USX, Marathon or a Marathon Subsidiary.

     (a) On a redemption of an Exchangeable Share by Albertaco, a portion of the redemption proceeds may be deemed to be a dividend received by the holder. The deemed dividend portion is calculated as the amount, if any, by which the redemption proceeds exceed the "paid-up capital" (for the purposes of the Income Tax Act) of the Exchangeable Shares at the time of redemption. The deemed dividend is subject to the tax treatment accorded to dividends described below. Albertaco is required to calculate the deemed dividend and report the amount thereof to the Exchangeable Shareholder. Further, the Exchangeable Shareholder may also have a capital gain or capital loss as a result of the redemption. The Exchangeable Shareholder is considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend. The amount of a holder's capital loss (or a capital gain) will be equal to the amount by which the adjusted cost base of the holder's Exchangeable Shares and Ancillary Rights and reasonable costs of disposition exceed (or are exceeded by) such proceeds of disposition. In the case of an Exchangeable Shareholder that is a corporation, in some circumstances the amount of any deemed dividend may be treated pursuant to subsection 55(2) of the Income Tax Act as proceeds of disposition, and not as a deemed dividend, for purposes of calculating a capital gain.

     (b) On the acquisition of an Exchangeable Share by USX, Marathon or a Marathon Subsidiary, the holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Exchangeable Share, less any reasonable cost of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share and the Ancillary Rights. A holder will be required to include in income any such capital gain or capital loss in the manner and subject to the rules described below. The acquisition of an Exchangeable Share by USX, Marathon or a Marathon Subsidiary will not result in a deemed dividend to the holder of the Exchangeable Share.

     The redemption proceeds in the case of a redemption of an Exchangeable Share by Albertaco and the proceeds of disposition in the case of an acquisition of an Exchangeable Share by USX, Marathon or a Marathon Subsidiary will be the fair market value of a Marathon Share at the time of the disposition, and the holder will also be required to include in computing its income (subject to a dividend tax credit or deduction in certain cases) the amount of any declared but unpaid dividends on the Exchangeable Shares that the holder receives from Albertaco on or after such redemption or acquisition. The cost of a Marathon Share received on the redemption or acquisition of an Exchangeable Share will be the fair market value of the Marathon Share at the time of such event.

     Three-quarters of any resulting capital gain must be included in income as a taxable capital gain by the holder and three-quarters of any resulting capital loss may be used to offset taxable capital gains in the year the loss is sustained, in any of the three previous years or in any subsequent year to the extent and under the circumstances described in the Income Tax Act. The amount of any loss otherwise determined may be reduced by the amount of any dividends received or deemed to have been received by the holder on the Exchangeable Shares to the extent and under the circumstances described in the Income Tax Act. A holder of Exchangeable Shares that is a Canadian-controlled private corporation under the Income Tax Act may be subject to an additional 6 2/3% refundable tax defined by reference to certain income that generally includes net taxable capital gains. Individuals may be subject to an alternative minimum tax in certain cases.

     Any resulting deemed dividend arising on the Exchangeable Shares will be treated in the same manner as ordinary dividends on such shares, subject to possible recharacterization as proceeds of disposition for certain corporate shareholders.

     The following example illustrates the different treatment accorded a redemption by Albertaco and an acquisition by USX, Marathon or a Marathon Subsidiary, assuming that at the time the fair market value of a Marathon Share is Cdn $50.00, and the Exchangeable Share has a paid-up capital of Cdn $5.00 and an adjusted cost base to the holder of Cdn $8.00.

                                                              ACQUISITION      REDEMPTION
                                                              -----------      ----------
                                                                (CDN $)         (CDN $)
                                                                -------         -------
Exchange Consideration......................................    $50.00           $50.00
Deemed Dividend(a)..........................................       nil(b)         45.00
Proceeds of Disposition for Capital Gains Purposes..........     50.00             5.00
Adjusted Cost Base..........................................      8.00             8.00
                                                                ------           ------
Capital Gain (Capital Loss)(a)..............................    $42.00           $(3.00)(c)
                                                                ======           ======

---------------

Notes:

(a) These line items (being the deemed dividend and the capital gain (or capital loss)) must be reported by the former holder of the Exchangeable Share.

(b) There is no deemed dividend in the case of an acquisition of the Exchangeable Shares by a person other than Albertaco.

(c) Subject to the "stop loss" rules contained in section 112 of the Income Tax Act which may apply to some holders.

     Dividends on Marathon Shares. Dividends received on Marathon Shares will be included in the recipient's income for the purposes of the Income Tax Act. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Income Tax Act. A shareholder that is a corporation will include such dividends in computing its taxable income. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Income Tax Act. Special considerations will apply to the receipt of dividends by a Canadian-resident corporate shareholder at a time when USX is a "foreign affiliate" of the shareholder within the meaning of the Income Tax Act.

     Disposition of Marathon Shares. A disposition or deemed disposition of a Marathon Share by a holder thereof will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the holder of the share and reasonable costs of disposition. Such holders will be required to include in computing income any such capital gain or capital loss in the manner and subject to the rules described above.

Tax-exempt Holders

     Qualified Investments. Provided the Marathon Shares are listed on a prescribed stock exchange (which currently includes the NYSE), the Marathon Shares will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

     Foreign Property. The Marathon Shares will be foreign property under the Income Tax Act.

Holders of Exchangeable Shares Not Resident in Canada

     The following description is applicable to holders of Exchangeable Shares who at all relevant times, for purposes of the Income Tax Act, are neither resident in Canada nor deemed to be resident in Canada, deal at arm's length with USX, hold their Exchangeable Shares and will hold their Marathon Shares as capital property and do not use or hold and are not deemed to use or hold such shares in carrying on a business in Canada and to whom such shares do not otherwise constitute "taxable Canadian property" within the meaning of the Income Tax Act (each, a "Non-Resident Holder").

     On an exchange of Exchangeable Shares for Marathon Shares, a Non-Resident Holder may be deemed to have realized a capital gain or sustained a capital loss and to have received a dividend, each computed generally as described above for residents of Canada. The Canadian federal income tax consequences of an exchange of Exchangeable Shares under a redemption differ significantly from those of an exchange under an acquisition.

     Where a capital gain arises on an exchange of Exchangeable Shares, such capital gain will not be subject to tax under the Income Tax Act unless the Exchangeable Shares are taxable Canadian property of the Non-Resident Holder. Provided the Exchangeable Shares are listed on a prescribed stock exchange (which, based on proposed regulations, includes the TSE) at the time they are exchanged for Marathon Shares, they will not be taxable Canadian property of the Non-Resident Holder unless the Non-Resident Holder uses or holds or is deemed to use or hold the Exchangeable Shares in connection with carrying on a business in Canada or the Non-Resident Holder alone, or together with persons with whom the Non-Resident Holder does not deal at arm's length, owned 25% or more of the issued shares of any class of Albertaco at any time within five years preceding the time of the disposition.

     A Non-Resident Holder will be subject to Canadian non-resident withholding tax on dividends received or deemed to be received on the Exchangeable Shares at the rate of 25% thereof unless reduced pursuant to the provisions of an applicable tax convention. Under the Tax Treaty, the rate is generally reduced to 15% if the Non-Resident Holder is resident in the United States for purposes of such Tax Treaty.

     A Non-Resident Holder will not generally be subject to tax under the Income Tax Act on a disposition of the Marathon Shares unless, at the time of the disposition, such shares:

          (i) are not listed on a prescribed stock exchange and, at any time within the 12 months preceding the time of disposition, more than 50% of the value of such shares is derived directly or indirectly from real property situated in Canada, Canadian resource property or other property stipulated in the Income Tax Act for such purpose; or

          (ii) are listed on a prescribed stock exchange and, at any time within the 12 months preceding the time of disposition, more than 50% of the value of such shares is derived directly or indirectly from real property situated in Canada, Canadian resource property or other property stipulated in the Income Tax Act for such purpose and the Non-Resident Holder, either alone or together with persons with whom the holder does not deal at arm's length, has owned (or had under option) 25% or more of the issued shares of any class or series of USX, including Marathon Shares and shares of USX-U.
     S. Steel Common Stock, at any time within five years preceding the time of disposition.

     Similarly, Non-Resident Holders will not be subject to tax under the Income Tax Act on dividends paid on the Marathon Shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the principal United States federal income tax considerations generally applicable to a holder of Exchangeable Shares upon the receipt and ownership of Marathon Shares but does not purport to be a complete analysis of all of the potential tax effects thereof. This summary is based upon U.S. federal income tax law currently in effect. No advance income tax ruling has been sought or obtained from the U.S. Internal Revenue Service (the "IRS"), and there can be no assurance that the IRS will not challenge certain of the conclusions reached in this discussion, particularly those as to which uncertainty is indicated. For convenience, masculine pronouns will be used to refer to a single holder unless the discussion specifically refers to a holder that is not an individual. References to "U.S. tax" unless otherwise indicated are to U.S. federal income tax.

     Except as specifically stated otherwise, this discussion does not address state, local, or foreign taxes or federal tax aspects other than U.S. federal income taxation under the Internal Revenue Code of 1986, as amended (the "U.S. Code"), nor does it address all aspects of such tax that may be applicable in the specific circumstances of a particular holder. The discussion may not apply to holders that are subject to special provisions of the U.S. Code, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the U.S. dollar, holders who hold Exchangeable Shares as part of a straddle, wash sale, hedging, or conversion transaction (other than by virtue of their participation in the Arrangement), and holders who acquired their Exchangeable Shares through the exercise of employee stock options or otherwise as compensation for services.

     EACH HOLDER OF EXCHANGEABLE SHARES IS URGED TO CONSULT WITH A TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE RECEIPT AND OWNERSHIP OF MARATHON SHARES.

U.S. Holders

     General. This subsection is addressed to U.S. Holders who receive Marathon Shares in exchange for Exchangeable Shares which they acquired in the Arrangement and who held the Exchangeable Shares as capital assets. For this purpose, a "U.S. Holder" means (a) a citizen or individual resident of the United States, (b) a corporation created or organized in or under the laws of the United States or any state thereof, (c) an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

     Exchange of Exchangeable Shares for Marathon Shares. Subject to the qualifications in the discussion below, a U.S. Holder who exchanges his Exchangeable Shares for Marathon Shares will generally recognize gain or loss on such exchange in an amount equal to the difference between the fair market value of the Marathon Shares at the time of the exchange and the U.S. Holder's tax basis in the Exchangeable Shares surrendered. Such gain will be capital gain or loss, except that ordinary income may be recognized as to declared but unpaid dividends on the Exchangeable Shares. The U.S. Holder will have a basis in the Marathon Shares which are received in an amount equal to the fair market value of those shares at the time of the exchange, and his holding period will begin on the day after the exchange.

     There is a possibility, however, that any loss on the exchange might be disallowed under the "wash sale" provisions of section 1091 of the U.S. Code. In this event, the basis of the U.S. Holder in the Marathon Shares which he received would be the same as the basis of the Exchangeable Shares exchanged therefor, and the holding period of the Marathon Shares would include the period during which the Exchangeable Shares were held.

     Under the Taxpayer Relief Act of 1997, the maximum capital gains rate for non-corporate U.S. Holders is 20% for Exchangeable Shares held for more than 18 months. Under pending legislation, such 20% rate would apply to Exchangeable Shares held for more than one year. For U.S. foreign tax credit purposes, gain recognized by a U.S. Holder will generally be treated as U.S. source gain except that if, under the Tax Treaty, any Canadian tax is imposed on the exchange, the gain may be treated as Canadian source gain at the election of the holder.

     USX, Marathon, and Albertaco believe that the Exchangeable Shares are stock of Albertaco, rather than of USX, for U.S. tax purposes, but this matter is not free from doubt. If the Exchangeable Shares were treated as Marathon Shares for U.S. tax purposes, then a U.S. Holder would recognize no gain or loss on the exchange of Exchangeable Shares for Marathon Shares.

     Different and generally less favorable tax consequences from those described above could apply if, at any time during the U.S. Holder's holding period for the Exchangeable Shares, Albertaco were a passive foreign investment company (a "PFIC"), within the meaning of section 1297(a) of the U.S. Code. Albertaco would be a PFIC for a taxable year only if either (a) 75% or more of its gross income for the year were passive income (as defined for U.S. tax purposes) or (b) on average for the year, 50% or more of its assets produced or were held for the production of passive income. In the absence of future regulations by the IRS, the calculation of asset values will be made according to U.S. tax basis (as determined for purposes of computing U.S. earnings and profits) rather than fair market value. For purposes of applying the foregoing tests, the assets and gross income of Albertaco's significant subsidiaries will be attributed to Albertaco.

     USX, Marathon, and Albertaco intend to endeavor to cause Albertaco to avoid PFIC status, although there can be no assurance that they will be able to do so or that their intent will not change. If Albertaco believes that it is nevertheless a PFIC for any taxable year, it will endeavor so to notify U.S. Holders.

Non-U.S. Holders

     General. This subsection is addressed to a Non-U.S. Holder who acquires Marathon Shares in exchange for Exchangeable Shares. For this purpose, the term "Non-U.S. Holder" means a nonresident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. A Non-U.S. Holder seeking benefits under an applicable tax treaty or an exemption from U.S. withholding tax for "effectively connected" income, as described below, may be required to comply with additional certification and other requirements in order to establish his entitlement to such benefits or exemption. This discussion does not consider U.S. tax consequences that may be relevant to a Non-U.S. Holder who is a United States expatriate or who has other special facts and circumstances. The discussion assumes that, for U.S. tax purposes, the Marathon Shares will be treated as stock of USX and not as an interest in any other corporation.

     Dividends. Dividends received by a Non-U.S. Holder on Marathon Shares that are not effectively connected with the conduct of a trade or business in the United States will generally be subject to U.S. withholding tax. The U.S. withholding tax is 30% unless reduced by treaty. Under the Tax Treaty, the rate currently is 15%, generally, on dividends paid to residents of Canada.

     Gain on Dispositions. A Non-U.S. Holder generally will not be subject to U.S. tax on any gain recognized on the receipt of Marathon Shares in exchange for Exchangeable Shares or upon the sale or other disposition of such Marathon Shares unless (a) such gain is effectively connected with the conduct of a trade or business in the United States, or, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

     Special considerations not herein described would apply to any Non-U.S. Holder who, actually or constructively, owned more than 5% of the Marathon Shares or Exchangeable Shares having a fair market value exceeding 5% of the total fair market value of the outstanding Marathon Shares or who, in unusual circumstances, actually or constructively owned more than 5% of the Exchangeable Shares if USX were, during the relevant period of ownership, a U.S. real property holding corporation (a "USRPHC"), within the meaning of section 897 of the U.S. Code. USX does not believe that it is presently a USRPHC. If, in the future, USX should become a USRPHC, it will endeavor so to notify Non-U.S. Holders of Exchangeable Shares and Marathon Shares.

     U.S. Estate Tax. Marathon shares held by an individual Non-U.S. Holder at the time of death will be deemed to be a U.S. situs asset for purposes of U.S. estate tax law and therefore will generally be subject to the U.S. estate tax, except as may otherwise be provided by an applicable tax or estate tax treaty with the United States.

                     CANADIAN SECURITIES LAW CONSIDERATIONS

     The issuance of shares of Marathon Stock upon an exchange of Exchangeable Shares and the resale of such Marathon Stock will be subject to the registration and prospectus requirements of applicable Canadian securities legislation. Albertaco has applied for and expects to receive rulings or orders of certain provincial securities regulatory authorities in Canada to permit such issuance and resale in such provinces without restriction by a person other than a "control person," provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Marathon Stock offered hereby will be passed upon for USX by D. D. Sandman, Esq., General Counsel, Secretary and Senior Vice President--Human Resources & Public Affairs of USX or by J.A. Hammerschmidt, Esq., Assistant General Counsel--Corporate and Assistant Secretary of USX. Messrs. Sandman and Hammerschmidt, in their respective capacities as set forth above, are paid salaries by USX, participate in various employee benefit plans offered by USX and own common stock of USX.

                                    GLOSSARY

     "ALBERTACO" means 761581 Alberta Ltd., a Subsidiary of Holdco.

     "ANCILLARY RIGHTS" means any and all rights granted by USX, Marathon and a Marathon Subsidiary to Tarragon Securityholders in connection with the Arrangement and the documents related thereto (including, without limitation, the Exchange Rights, but excluding the Sale Right).

     "ARRANGEMENT" means the arrangement under the provisions of Section 182 of the OBCA as set out in the Plan of Arrangement.

     "ARRANGEMENT AGREEMENT" means the amended and restated Arrangement Agreement dated June 20, 1998 between Tarragon, Marathon, Albertaco and Holdco pursuant to which Tarragon, Marathon, Albertaco and Holdco have implemented the Arrangement.

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under Section 183(1) of the OBCA to be filed with the Director after the Final Order has been made.

     "AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of USX to effect the automatic exchange of Marathon Shares for Exchangeable Shares pursuant to the Exchange Trust Agreement.

     "AUTOMATIC REDEMPTION DATE" means the date for the automatic redemption by Albertaco of Exchangeable Shares pursuant to Article 7 of the Exchangeable Shares Provisions, which date shall be the Business Day next following the fifth anniversary of the date of the first issuance of Exchangeable Shares unless (a) such date shall be extended at any time or from time to time to a specified later date by the board of directors of Albertaco or (b) such date shall be accelerated at any time to a specified earlier date (but no earlier than the third anniversary of the first issuance of Exchangeable Shares) by the board of directors of Albertaco if at such time there are issued and outstanding less than 5% of the number of Exchangeable Shares initially issued pursuant to the Plan of Arrangement (including Exchangeable Shares which the recipients elect to sell for cash pursuant to the Plan of Arrangement, but excluding Exchangeable Shares held by USX and its Subsidiaries) and as such number of shares may be adjusted as deemed appropriate by the board of directors of Albertaco to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares, in each case upon at least 60 days' prior written notice of any such extension or acceleration, as the case may be, to the registered holders of the Exchangeable Shares, in which case the Automatic Redemption Date shall be such later or earlier date; provided, however, that the accidental failure or omission to give any such notice of extension or acceleration, as the case may be, to less than 10% of such holders of Exchangeable Shares shall not affect the validity of such extension or acceleration.

     "BUSINESS DAY" means any day other than a Saturday, a Sunday or a day when banks are not open for business in any of Pittsburgh, Pennsylvania, Houston, Texas or Calgary, Alberta.

     "CALL RIGHTS" means the rights of USX, Marathon and a Marathon Subsidiary under the Exchangeable Share Provisions to acquire Exchangeable Shares from holders thereof in the circumstances therein set forth.

     "COURT" means the Ontario Court (General Division).

     "DIRECTOR" means the Director duly appointed under the OBCA.

     "EXCHANGE RIGHT" means the right granted by USX and Marathon to the Trustee, as trustee for and on behalf of, and for the use and benefit of, the Holders, to require USX to purchase from each or any Holder at any time and from time to time all or any part of the Exchangeable Shares held by such Holders.

     "EXCHANGEABLE SHAREHOLDER" means a holder of Exchangeable Shares.

     "EXCHANGE TRUST AGREEMENT" means the Exchange Trust Agreement among
Albertaco, USX, Marathon and the Trustee, made as of          , 1998.

     "EXCHANGEABLE SHARES" means shares of Albertaco that are exchangeable on a one-for-one basis (subject to adjustment in certain circumstances) into Marathon Shares and having attached thereto the attributes set out in the Exchangeable Share Provisions.

     "EXCHANGEABLE SHARE CONSIDERATION" means, for any exchange of Exchangeable Shares pursuant to the Exchangeable Share Provisions, the Plan of Arrangement, the Support Agreement or the Exchange Trust Agreement, certificates representing the aggregate number of Marathon Shares deliverable in connection with satisfaction of the relevant Exchangeable Share Price, provided that any such stock shall be duly issued as fully paid and non-assessable and free and clear of any lien, claim and encumbrance, security interest or adverse claim and provided further that such consideration shall be paid less any tax required to be deducted and withheld therefrom and without interest.

     "EXCHANGEABLE SHARE PRICE" means, initially, one Marathon Share for each Exchangeable Share and is subject to adjustment from time to time as provided in the Exchangeable Share Provisions.

     "EXCHANGEABLE SHARE PROVISIONS" means those provisions contained in the articles of Albertaco regarding the rights, privileges, restrictions and conditions of the Exchangeable Shares.

     "FINAL ORDER" means the final order of the Court approving the Arrangement pursuant to Section 182(5)(f) of the OBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

     "HOLDCO" means 787722 Alberta Ltd., a wholly owned Subsidiary of Marathon.

     "HOLDER" means the registered holders from time to time of Exchangeable Shares, other than USX and its Subsidiaries.

     "INCOME TAX ACT" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th
Supp), as amended, including the regulations promulgated thereunder.

     "INVESTEE AGREEMENTS" means agreements dated December 9, 1997 between Tarragon and each of Triax Resource Limited Partnership and Triax Resource Limited Partnership II, as the same may be amended from time to time, providing for the issuance of an aggregate of 1,000,000 Special Warrants.

     "LIQUIDATION AMOUNT" means an amount equal to the amount that a holder of an equivalent number of Marathon Shares on the Liquidation Date would be entitled to receive on the liquidation, dissolution or winding-up of USX, which Liquidation Amount shall be satisfied by the delivery to holders of the Exchangeable Shares such number of Marathon Shares as have a fair market value on the last Business Day prior to the Liquidation Date equal to the Liquidation Amount.

     "LIQUIDATION CALL RIGHT" means the overriding right of USX, in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Albertaco pursuant to Article 5 of the Exchangeable Share Provisions, to acquire from all but not less than all of the holders (other than USX and any Subsidiary thereof) of Exchangeable Shares on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by USX to the holder of the Exchangeable Share Price in effect on the last Business Day prior to the Liquidation Date.

     "LIQUIDATION DATE" means in the event of the liquidation, dissolution or winding-up of Albertaco or any other distribution of the assets of Albertaco among its shareholders for the purpose of winding-up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of Albertaco in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of Albertaco to the holders of the Albertaco Common Shares, the Albertaco Non-Voting Common Shares or any other shares ranking junior to the Exchangeable Shares.

     "MARATHON" means Marathon Oil Company, a corporation organized and existing under the laws of the State of Ohio and any successor corporation.

     "MARATHON SHARES" means shares of Marathon Stock.

     "MARATHON SUBSIDIARY" means any Subsidiary of Marathon, other than Albertaco.

     "ME" means The Montreal Exchange.

     "NYSE" means the New York Stock Exchange.

     "OBCA" means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16 as amended, including the regulations promulgated thereunder.

     "OPTIONHOLDERS" means the holders of Tarragon Options.

     "PLAN OF ARRANGEMENT" means the plan of arrangement contemplated in the Arrangement Agreement.

     "REDEMPTION CALL PURCHASE PRICE" means the payment to each holder of Exchangeable Shares by USX of the Exchangeable Share Price in effect on the last Business Day prior to the Automatic Redemption Date.

     "REDEMPTION CALL RIGHT" means the overriding right of USX, notwithstanding the compulsory redemption of the Exchangeable Shares by Albertaco pursuant to
Article 7 of the Exchangeable Share Provisions, to acquire from all but not less than all of the holders (other than USX or any Subsidiary thereof) of Exchangeable Shares on the Automatic Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon the payment to each such holder by USX of the Exchangeable Share Price in effect on the last Business Day prior to the Automatic Redemption Date.

     "REDEMPTION PRICE" means the Exchangeable Share Consideration, representing the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date, delivered by Albertaco.

     "RETRACTION CALL RIGHT" means the overriding right of USX and Marathon to acquire all but not less than all the Retracted Shares directly from the holder in exchange for one Marathon Share for each Exchangeable Share.

     "RETRACTION DATE" means the Business Day on which the holder of Exchangeable Shares desires to have Albertaco redeem the Retracted Shares, provided that the Retraction Date shall be not less than three Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by Albertaco and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth Business Day after the date on which the Retraction Request is received by Albertaco.

     "RETRACTION REQUEST" means a duly executed statement or such other form as may be acceptable to Albertaco pursuant to which a holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by USX or Marathon of the Retraction Call Right and otherwise upon compliance with the Exchangeable Share Provisions, to require Albertaco to redeem any or all of the Exchangeable Shares registered in the name of such holder by delivery to such holder of the Exchangeable Share Consideration representing the Exchangeable Share Price in respect of such Exchangeable Shares.

     "RETRACTED SHARES" means those Exchangeable Shares represented by a certificate or certificates redeemed by Albertaco pursuant to a Retraction Request.

     "SALE RIGHT" means the right of a holder of Exchangeable Shares to sell Exchangeable Shares to Holdco for cash under the Arrangement.

     "SERVICE" means the United States Internal Revenue Service.

     "SPECIAL WARRANTS" means the Special Warrants entitling the holders thereof to acquire one Tarragon Share per Special Warrant without payment of additional consideration, issued or to be issued by Tarragon pursuant to the Investee Agreements.

     "SUBSIDIARY" of any person means each partnership, joint venture, corporation, association or other business entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

     "SUPPORT AGREEMENT" means the Support Agreement between USX, Marathon and
Albertaco, made as of          , 1998.

     "TARRAGON OPTION" means the right to purchase one Tarragon Share granted pursuant to Tarragon's existing share option plan.

     "TARRAGON SECURITIES" means any or all of the Tarragon Shares, the Tarragon Options and the Special Warrants.

     "TARRAGON SECURITYHOLDERS" means the Tarragon Shareholders, the Optionholders and the Warrantholders.

     "TARRAGON SHAREHOLDERS" means the holders of Tarragon Shares.

     "TARRAGON SHARES" means the common shares of Tarragon.

     "TAX TREATY" means Canada-U.S. Income Tax Convention.

     "TRANSFER AGENT" means Montreal Trust Company of Canada or such other person as may from time to time be the registrar and transfer agent for the Exchangeable Shares.

     "TRUSTEE" means Montreal Trust Company of Canada and any successor trustee appointed under the Exchange Trust Agreement.

     "TSE" means The Toronto Stock Exchange.

     "UNPAID DIVIDENDS" means the full amount of all cash and non-cash dividends declared and unpaid in respect of Exchangeable Shares on a specified date.

     "U.S." or "UNITED STATES" means the United States of America including the states thereof, the District of Columbia, territories and possessions.

     "USX" means USX Corporation, a corporation organized and existing under the laws of the State of Delaware and any successor corporation.

     "USX LIQUIDATION EVENT" means each of the following events at the time set forth below:

           (i) in the event of any determination by the board of directors of USX to institute voluntary liquidation, dissolution or winding-up proceedings with respect to USX or to effect any other distribution of assets of USX among its stockholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

          (ii) immediately, upon the earlier of (A) receipt by USX of notice of and (B) USX otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of USX or to effect any other distribution of assets of USX among its stockholders for the purpose of winding-up its affairs.

     "USX/MARATHON CALL NOTICE" means the written notification by USX or Marathon to Albertaco of USX's or Marathon's exercise of the Retraction Call Right.

     "WARRANTHOLDERS" means the holders of Special Warrants.

                                USX Corporation

                                Debt Securities
                                Preferred Stock
                        USX-Marathon Group Common Stock
                       USX-U.S. Steel Group Common Stock
                                    Warrants

                            ------------------------

    USX Corporation ("USX") proposes to issue and offer from time to time (1) unsecured debt securities of USX (the "Debt Securities"); (2) USX Corporation Preferred Stock ("Preferred Stock"); (3) USX-Marathon Group Common Stock of USX Corporation ("Marathon Stock"); (4) USX-U. S. Steel Group Common Stock of USX Corporation ("Steel Stock"); (5) Warrants to purchase Debt Securities, Preferred Stock, Marathon Stock or Steel Stock (the "Warrants"), or a combination of the foregoing at an aggregate public offering price not exceeding $1,542,569,300 (or the equivalent thereof in foreign denominated currency (or units based on or related thereto) in the case of Debt Securities), at prices and on terms to be determined at or prior to the time or times of sale. The Marathon Stock and Steel Stock are together referred to as "Common Stock."

    Specific terms of the securities in respect to which this Prospectus is being delivered ("Offered Securities") shall be set forth in an accompanying Prospectus Supplement, together with the terms of the offering of the Offered Securities, the initial price thereof and net proceeds from the sale thereof. All such Prospectus Supplement(s) shall also set forth with regard to the particular Offered Securities, without limitation, the following: (1) in the case of Debt Securities, the designation of each separate series and the aggregate principal amount, maturity, interest rate, if any, whether fixed or variable (or the manner of calculation thereof), redemption and sinking fund provisions or other repayment obligations, currency in which denominated, amounts determined by reference to an index, purchase price and any listing on a securities exchange, (2) in the case of Preferred Stock, the designation, number of shares offered, liquidation preference per share, dividend rate, dates on which dividends are to be payable and dates from which dividends accrue, any redemption or sinking fund provisions, any conversion features, and any listing on a securities exchange, (3) in the case of Marathon Stock or Steel Stock, the number of shares offered, the number of shares to be outstanding after the offering, the price range and dividend history of the relevant stock and any listing on a securities exchange, and (4) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, the exercise time period, the terms of the offering and sale thereof and any listing on a securities exchange.

    USX may sell the Offered Securities to or through underwriters or directly to other purchasers or through agents or through and to brokers or dealers acting as underwriters who will be named in the accompanying Prospectus Supplement(s) along with terms of the public offering, including the offering price, the principal amounts, if any, to be purchased by underwriters, the commission or discount to the underwriters and the amount of other expenses attributable to the issuance and distribution of the Offered Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                 The date of this Prospectus is July   , 1998.

                             AVAILABLE INFORMATION

     USX Corporation ("USX") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by USX can be inspected and copied at prescribed rates at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Documents filed by USX can also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), The Chicago Stock Exchange and the Pacific Stock Exchange. The Commission maintains a web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including USX.

     USX has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by USX with the Commission (file no. 1-5153) are incorporated herein by reference:

        (a) Annual Report on Form 10-K for the year ended December 31, 1997.

        (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.


        (c) Current Reports on Form 8-K dated January 1, February 27, March 5, May 29 and July 13, 1998.


        (d) The description of the Marathon Stock included in USX's Form 8 Amendment to a Registration Statement on Form 8-B filed on April 11, 1991.

        (e) The description of Steel Stock included in USX's Form 8-A Registration Statement filed on April 11, 1991.

        (f) The Amended and Restated Rights Plan included in USX's Form 8 Amendment to Form 8-A Registration Statement filed on October 5, 1992.

     All reports and other documents filed by USX pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     USX undertakes to provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the Office of the Corporate Secretary, USX Corporation, 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776 (telephone: 412-433-4801).

                                USX CORPORATION

     USX is a diversified company which is principally engaged in the energy business through its Marathon Group, and in the steel business through its U. S. Steel Group. The term "USX" when used herein refers to USX Corporation or USX Corporation and its subsidiaries, as required by the context. The term "Group" when used herein refers to the Marathon Group and/or the U. S. Steel Group, as required by the context.

     USX has two classes of common stock, USX--Marathon Group Common Stock ("Marathon Stock") and USX--U. S. Steel Group Common Stock ("Steel Stock"). Each class of common stock is intended to provide the stockholders of such class with a separate security reflecting the performance of the related Group. Effective October 31, 1997, USX sold Delhi Gas Pipeline Corporation and other subsidiaries of USX that comprised all of the Delhi Group (the "Delhi Companies") and, on January 26, 1998, redeemed all the outstanding USX-Delhi Group Common Stock.


          The Marathon Group is comprised of Marathon Oil Company ("Marathon") and certain other consolidated subsidiaries of USX which are engaged in worldwide exploration and production of crude oil and natural gas; domestic refining, marketing and transportation of petroleum products; and other energy related businesses. During 1997, Marathon and Ashland Inc. ("Ashland") agreed to combine the major elements of their refining, marketing and transportation ("RM&T") operations. On January 1, 1998, Marathon transferred certain RM&T net assets to Marathon Ashland Petroleum LLC ("MAP"), a new consolidated subsidiary. Also on January 1, 1998, Marathon acquired certain RM&T net assets from Ashland in exchange for a 38% interest in MAP. Marathon Group revenues as a percentage of total USX consolidated revenues were 69% in 1997, 71% in 1996 and 68% in 1995.


          The U. S. Steel Group includes U. S. Steel, the largest steel producer in the United States, which is primarily engaged in the production and sale of steel mill products, coke and taconite pellets. The U. S. Steel Group also includes the management of mineral resources, domestic coal mining, and engineering and consulting services. Equity affiliates of the U. S. Steel Group include Transtar Inc. and joint ventures, such as USS/Kobe Steel Company, USS-POSCO Industries and PRO-TEC Coating Company. Other businesses that are part of the U. S. Steel Group include real estate development and management, and leasing and financing activities. U. S. Steel Group revenues as a percentage of total USX consolidated revenues were 31% in 1997, 29% in 1996 and 32% in 1995.

     USX includes consolidated financial information in its periodic reports required by the Exchange Act, in its annual shareholder reports and in other financial communications. The consolidated financial statements are supplemented with separate financial statements of the Marathon Group and the U. S. Steel Group together with the related Management's Discussion and Analyses, descriptions of business and other financial and business information to the extent such information is required to be presented in the report being filed. The financial information of the Marathon Group and the U. S. Steel Group and certain financial information relating to the Delhi Group, taken together, includes all accounts which comprise the corresponding consolidated financial information of USX.

     For consolidated financial reporting purposes, USX's reportable industry segments correspond with its two Groups. The attribution of assets, liabilities (including contingent liabilities) and stockholders' equity among the Marathon Group and the U. S. Steel Group for the purpose of preparing their respective financial statements does not affect legal title to such assets or responsibility for such liabilities. Holders of Marathon Stock and Steel Stock are holders of common stock of USX and continue to be subject to all of the risks associated with an investment in USX and all of its businesses and liabilities. Financial impacts arising from either of the Groups which affect the overall cost of USX's capital could affect the results of operations and financial condition of both Groups. In addition, net losses of either Group, as well as dividends and distributions on either class of USX common stock or series of any preferred stock and repurchases of either class of USX common stock or any series of preferred stock at prices in excess of par or stated value, will reduce funds of USX legally available for payment of dividends on both classes of USX common stock. Accordingly, the USX consolidated financial information should be read in connection with the Marathon Group and the U. S. Steel Group financial information.

     USX was incorporated in 1901 and is a Delaware corporation. Its executive offices are located at 600 Grant St., Pittsburgh, PA 15219-4776 (tel:
412-433-1121).

                       RATIO OF EARNINGS TO FIXED CHARGES
                       AND RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (UNAUDITED)
                             CONTINUING OPERATIONS

                                             THREE MONTHS
                                                ENDED
                                               MARCH 31             YEAR ENDED DECEMBER 31
                                             ------------    ------------------------------------
                                                 1998        1997    1996    1995    1994    1993
                                                 ----        ----    ----    ----    ----    ----
Ratio of earnings to fixed charges.........      4.95        4.11    3.90    1.62    2.18     (a)
                                                 ====        ===     ===     ====    ====    ====
Ratio of earnings to combined fixed charges
  and preferred stock dividends............      4.77        3.92    3.62    1.49    2.01     (b)
                                                 ====        ===     ===     ====    ====    ====

---------

(a) Earnings did not cover fixed charges by $312 million for 1993.

(b) Earnings did not cover combined fixed charges and preferred stock dividends by $356 million for 1993.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, USX intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including, without limitation, the refunding of outstanding long-term indebtedness and other financial obligations, interest rate management, leveling of its debt maturity schedule, the financing and re-financing of acquisitions, purchases of Common Stock, capital expenditures, investments in subsidiaries and joint ventures, and working capital.


                              PENDING TRANSACTION



     On June 20, 1998, Marathon Oil Company and Tarragon Oil and Gas Limited, an Ontario Corporation, ("Tarragon") entered into an Arrangement Agreement, as subsequently amended and restated, pursuant to which all issued and outstanding common stock of Tarragon would be acquired by an indirect Canadian subsidiary of Marathon Oil Company and holders thereof would receive, at their election, Cdn $14.25 ($9.81, assuming an exchange rate of Cdn $'s to U.S. $'s of 0.6886) or the economic equivalent in Exchangeable Shares to be issued by such Canadian subsidiary. The Exchangeable Shares, when issued and outstanding, will be exchangeable at any time into Marathon Stock on a one-for-one basis. The aggregate cost of the Tarragon securities is estimated to be $750 million. The transaction is subject to approval by the Ontario Court (General Division), Ontario, Canada and is expected to be completed on or about August 11, 1998. Filing of the financial information related to the acquisition of Tarragon by Marathon is not required under the applicable sections of the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended; however, unaudited pro forma financial statements of the USX-Marathon Group, USX Corporation and Tarragon were included in Tarragon's Information Circular used in connection with solicitation of Tarragon's shareholders' approval of the transaction contemplated in the Arrangement Agreement. Such unaudited pro forma financial statements were filed on USX Corporation's Current Report on Form 8-K dated July 13, 1998.


                             SPECIAL CONSIDERATIONS

CONSIDERATIONS RELATING TO COMMON STOCK

  Stockholders of One Company; Financial Impacts from One Group Could Affect the other Group

     Although the financial statements of the Marathon Group and the U. S. Steel Group separately report the assets, liabilities (including contingent liabilities) and stockholders' equity of USX attributed to each such Group, such attribution of assets, liabilities (including contingent liabilities) and stockholders' equity between the Marathon Group and the U. S. Steel Group for the purpose of preparing their respective financial statements does not affect legal title to such assets or responsibility for such liabilities. Holders of Marathon Stock and Steel Stock are holders of common stock of USX, and continue to be subject to all of the risks associated with an investment in USX and all of its businesses and liabilities. Financial impacts arising from one Group that affect the overall cost of USX's capital could affect the results of operations and financial condition of the other Group. In addition, net losses of either Group, as well as dividends and distributions on either class of USX common stock or any series of Preferred Stock and repurchases of either class of USX common stock or any series of Preferred Stock, will reduce the funds of USX legally available for payment of dividends on the Common Stock of both Groups. Accordingly, the USX consolidated financial information should be read in connection with the Group financial information. USX prepares and provides consolidated financial statements, as well as financial statements of each Group, to the holders of the respective classes of Common Stock. See "Management and Accounting Policies."

  No Rights or Additional Duties With Respect to the Groups; Potential Conflicts

     Holders of Marathon Stock and Steel Stock have only the rights of stockholders of USX, and, except as described under "Description of Capital Stock--Marathon Stock--Exchange and Redemption" and "--Voting" and under "Description of Capital Stock--Steel Stock--Exchange and Redemption" and "--Voting," holders of Common Stock are not provided any rights specifically related to either Group. In addition, principles of Delaware law established in cases involving differing treatment of classes of capital stock or groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders.

     The existence of separate classes of Common Stock may give rise to occasions when the interests of holders of Marathon Stock and Steel Stock may diverge or appear to diverge. Examples include the optional exchange of the Steel Stock for Marathon Stock at the 10% premium; the determination of the record date of any such exchange or for the redemption of any Steel Stock; the establishing of the date for public announcement of the liquidation of USX; and the commitment of capital between the Marathon Group and the U. S. Steel Group. USX is not aware of any precedent involving the fiduciary duties of directors of corporations having classes of common stock or separate classes or series of capital stock the rights of which are defined by reference to specified operations of the corporation. However, under the principles of Delaware law referred to above and the "business judgment rule," absent abuse of discretion, a good faith determination made by a disinterested and adequately informed USX Board of Directors (the "Board") with respect to any matter having disparate impacts upon holders of Marathon Stock and holders of Steel Stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of Common Stock.

     Because the Board owes an equal duty to all stockholders regardless of class, the Board is the appropriate body to deal with these matters. In order to assist the Board in this regard, USX has formulated policies to serve as guidelines for the resolution of matters involving a conflict or a potential conflict, including policies dealing with the payment of dividends, limiting capital investment in the U. S. Steel Group over the long term to its internally generated cash flow, and allocation of corporate expenses and other matters. See "Management and Accounting Policies." The Board has been advised concerning the applicable law relating to the discharge of its fiduciary duties to the common stockholders in the context of the separate classes of Common Stock and has delegated to the Audit Committee of the Board the responsibility to review matters which relate to this subject and report to the Board.

  Limited Separate Voting Rights

     Holders of shares of Marathon Stock and Steel Stock vote together as a single class on all matters as to which all USX common stockholders are entitled to vote. Holders of Marathon Stock and Steel Stock will have no rights to vote on matters as a separate Group except as described under "Description of Capital Stock--Marathon Stock--Voting" and under "Description of Capital Stock--Steel Stock--Voting" and in certain limited circumstances as currently provided under Delaware law. Separate meetings for the holders of each class of Common Stock will not be held. Accordingly, subject to certain exceptions, holders of shares of

Marathon Stock or shares of Steel Stock cannot bring a proposal to a vote of the holders of Marathon Stock or holders of Steel Stock only, but are required to bring any proposal to a vote of all holders of capital stock of USX entitled to vote generally voting together as a single class.

     The interests of the holders of the Marathon Stock and Steel Stock may diverge or appear to diverge with respect to certain matters as to which such holders are entitled to vote. If, when a stockholder vote is taken on any matter as to which a separate vote by any class would not be required under the USX Corporation Restated Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation"), or Delaware law, the holders of one class of Common Stock would have more than the number of votes required to approve any such matter, the holders of that class would be in a position to control the outcome of the vote on such matter. The Certificate of Incorporation provides that neither the increase nor the decrease of the authorized number of shares of either class of Common Stock requires a separate vote of either such class. Thus, it is possible that the holders of a majority of either class of Common Stock could constitute a majority of the voting power of both classes of Common Stock and approve the increase or decrease of the authorized amount of the other class of Common Stock without the approval of the holders of such other class of Common Stock.


     On all matters where the holders of Common Stock vote together as a single class, a share of Marathon Stock will have one vote and each share of Steel Stock will have a fluctuating vote per share based on time-weighted average ratios of their Market Values (See "Description of Capital Stock"). Assuming that the time-weighted averages of the Market Values of Marathon Stock and Steel Stock were $33 and $32, respectively, the per share voting rights of Marathon Stock and Steel Stock would be one vote and 0.970 votes per share, respectively. If the Marathon Stock and the Steel Stock had such per share voting rights as of June 30, 1998, the holders of Marathon Stock and Steel Stock would have approximately 77% and 23%, respectively, of the total voting power of USX.


  Management and Accounting Policies Subject to Change

     Since 1991, USX has applied certain management and accounting policies adopted by the Board and described herein, which policies may be modified or rescinded in the sole discretion of the Board without approval of stockholders, although the Board has no present intention to do so. See "Management and Accounting Policies." The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Marathon Stock or Steel Stock, would be made by the Board in good faith and in the honest belief that such decision is in the best interests of all stockholders of USX. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

  Limitations on Potential Unsolicited Acquisitions

     If the Marathon Group and the U. S. Steel Group were separate companies, any person interested in acquiring one of them without negotiation with management could seek to obtain control of it by means of a tender offer or proxy contest. Because each Group is not a separate company, any person interested in acquiring only one Group without negotiation with USX management would be required to seek control of the voting power representing all of the outstanding capital stock of USX entitled to vote on such acquisition. See "Limited Separate Voting Rights" above.

     Because of fluctuations in the relative Market Values of shares of the classes of Common Stock, the voting power of a particular stockholder may be increased or decreased from that held at the time the stockholder acquired the stock or from that held at the time of the previous vote. The fluctuating voting powers of the classes of Common Stock may influence a purchaser interested in acquiring and maintaining control of USX to acquire equivalent holdings in both classes of Common Stock.

  Dividends and Earnings Per Share

     The Board intends to declare and pay dividends on the Marathon Stock and Steel Stock based on the financial condition and results of operations of the respective Group, although it has no obligation under Delaware law to do so. Subject to any prior rights of the holders of Preferred Stock: (a) dividends on Marathon Stock will be payable out of legally available funds of USX (as defined under Delaware law) and (b) dividends on Steel Stock will be payable out of the lesser of (i) the Available Steel Dividend Amount and (ii) legally available funds. In making its dividend decisions, the Board will rely on the financial statements of each Group. In determining its dividend policy, the Board will consider, among other things, the long-term earnings and cash flow capabilities of each Group, as well as the dividend policies of similar publicly traded companies.

     The method of calculating earnings per share for the Marathon Stock and the Steel Stock reflects the Board's intent that the separately reported earnings and surplus of the Marathon Group and the U. S. Steel Group as determined consistent with the Certificate of Incorporation, are available for payment of dividends to the respective classes of stock, although legally available funds and liquidation preferences of these classes of stock do not necessarily correspond with these amounts. Dividends on all classes of Preferred Stock and Common Stock are limited to legally available funds of USX, which are determined on the basis of the entire Corporation. Distribution on the Marathon Stock and the Steel Stock would be precluded by a failure to pay dividends on any series of Preferred Stock. Net losses of either Group as well as dividends and distributions on either class of Common Stock or any series of Preferred Stock and repurchases of either class of Common Stock or any series of Preferred Stock, will reduce the funds of USX legally available for payment of dividends on both classes of Common Stock.

     Under Delaware law, a corporation may declare and pay dividends on its capital stock either (1) out of its surplus or (2) in case there is no surplus, out of its net profits for the year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is the amount by which the total assets of the corporation exceed total liabilities and capital. Capital for USX is the sum of
(a) the aggregate par value of the outstanding shares of Common Stock (equal to $1 per share) and (b) the aggregate stated capital of the outstanding shares of 6.50% Convertible Preferred Stock ($1 per share). If the capital of a corporation is diminished by depreciation in the value of its properties, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be paid out of net profits (that is pursuant to clause (2) above) until the deficiency in capital shall have been repaired. For purposes of determining surplus, the assets and liabilities of a corporation are to be valued on the basis of market value.

  Potential Effects of Exchange and Redemption of Common Stock

     Under various conditions, the Steel Stock may be exchanged, at USX's option, for shares of Marathon Stock at a 10% premium. Any exchange of Steel Stock for Marathon Stock would preclude holders of Steel Stock from retaining their investment in a security reflecting USX's steel and other businesses that constitute the U. S. Steel Group. See "Description of Capital Stock--Steel Stock--Exchange and Redemption."

                       MANAGEMENT AND ACCOUNTING POLICIES

MANAGEMENT POLICIES

     The Board has adopted certain policies with respect to the Marathon Group and the U. S. Steel Group including, without limitation, the intention to: (i) limit capital expenditures of the U. S. Steel Group over the long term to an amount equal to the internally generated cash flow of the U. S. Steel Group, including funds generated by sales of assets of the U. S. Steel Group, (ii) sell assets and provide services between the groups only on an arm's-length basis and
(iii) treat funds generated by sale of Marathon Stock and Steel Stock and securities convertible into such stock as assets of the respective Group and apply such funds to acquire assets or reduce liabilities of the Marathon Group or the U. S. Steel Group, respectively, as the case may be.

     The above policies may be modified or rescinded in the sole discretion of the Board without approval of the stockholders, although the Board has no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the separate classes of Common Stock, would be made by the Board in good faith and in the honest belief that such decision is in the best interest of all stockholders of USX.

ACCOUNTING MATTERS AND POLICIES

     USX prepares the Marathon Group and the U. S. Steel Group financial statements in accordance with generally accepted accounting principles, and these financial statements (and certain financial information relating to the Delhi Group), taken together, comprise all of the accounts included in the corresponding consolidated financial statements of USX. The financial statements of the Marathon Group and the U. S. Steel Group principally reflect the financial position and results of operations of the businesses included therein. Consistent with the Certificate of Incorporation and related policies, such group financial statements also include portions of USX's corporate assets and liabilities (including contingent liabilities). Principal corporate activities attributed to the groups and reflected in their financial statements include financial activities, corporate general and administrative costs, common stock transactions and income taxes.

     The above policies may be modified or rescinded in the sole discretion of the Board without approval of the stockholders, although the Board has no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the separate classes of Common Stock, would be made by the Board in good faith and in the honest belief that such decision is in the best interest of all stockholders of USX. In addition, generally accepted accounting principles require that any change in an accounting policy be preferable (in accordance with such principles) to the previous policy.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities will be general unsecured obligations of USX and will rank pari passu with the other general unsecured obligations of USX. The Debt Securities will be issued under an Indenture, dated as of March 15, 1993, between PNC Bank, National Association (the "Trustee") and USX (the "Indenture"). A copy of the Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, which are incorporated by reference herein. Certain capitalized terms used herein are defined in the Indenture. The Section numbers referred to in the following summaries are references to relevant sections of the Indenture.

GENERAL

     The Indenture does not limit the principal amount of Debt Securities or other indebtedness which may be issued thereunder from time to time by USX and USX may in the future issue additional Debt Securities (in addition to those offered hereby) under the Indenture. As of April 30, 1998, an aggregate principal amount of $1.4 billion of Debt Securities had been issued, and were outstanding under, the Indenture.

     The Debt Securities of any Series may be issued in definitive form or, if provided in the Prospectus Supplement relating thereto, may be represented in whole or in part by a Global Security or Securities, registered in the name of a Depositary designated by USX. Each Debt Security represented by a Global Security is referred to herein as a "Book-Entry Security."

     Debt Securities may be issued from time to time pursuant to this Prospectus in an aggregate principal amount or initial public offering price of up to $1,542,569,300 or the equivalent thereof in foreign denominated currency or units based on or relating to foreign denominated currencies, including European Currency Units ("ECU"), and will be offered independently or together on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates.

     Reference is made to the Prospectus Supplement for the specific terms of the Debt Securities offered hereby, including the following (to the extent applicable to a particular series of Debt Securities): (i) designation, aggregate principal amount, purchase price (expressed as a percentage of the principal amount thereof), and denomination; (ii) date of maturity; (iii) if other than currency of the United States, the currency or units based on or relating to currencies for which Debt Securities may be purchased and in which principal and any premium or interest will or may be payable; (iv) interest rate or rates (or the manner of calculation thereof), if any; (v) the times at which any such interest will be payable; (vi) the place or places where principal and any premium and interest will be payable; (vii) any redemption or sinking fund provisions or other repayment obligations and any remarketing arrangements related thereto; (viii) any index used to determine the amount of payment of principal of and any premium and interest on the Debt Securities; (ix) the application, if any, of the defeasance provisions to the Debt Securities; (x) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof; (xi) if other than 100% of the principal amount thereof plus accrued interest, the Change in Control Purchase Price or Prices applicable to purchases of Debt Securities upon the occurrence of a Change in Control;
(xii) whether the Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities; and (xiii) any other specific terms of the Debt Securities, including any terms which may be required by or advisable under United States laws or regulations.

     Except with respect to Book-Entry Securities, Debt Securities may be presented for exchange or registration of transfer, in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. For a description of payments of principal of and any premium and interest on, and transfer of, Book-Entry Securities, and exchanges of Global Securities representing Book-Entry Securities, see "Book-Entry Securities" hereunder.

CERTAIN COVENANTS OF USX

  Creation of Certain Liens

     If USX or any Subsidiary of USX shall mortgage, pledge, encumber or subject to a lien (hereinafter to "Mortgage" or a "Mortgage," as the context may require) as security for any indebtedness for money borrowed (i) any blast furnace facility or raw steel producing facility, or rolling mills which are a part of a plant which includes such a facility, or (ii) any property capable of producing oil or gas; and which, in either case, is located in the United States and is determined to be a principal property by the Board of Directors of USX in its discretion, USX will secure or will cause such Subsidiary to secure each Series of the Debt Securities equally and ratably with all indebtedness or obligations secured by the Mortgage then being given and with any other indebtedness of USX or such Subsidiary then entitled thereto; provided, however, that this covenant shall not apply in the case of: (a) any Mortgage existing on the date of the Indenture (whether or not such Mortgage includes an after-acquired property provision); (b) any Mortgage, including a purchase money Mortgage, incurred in connection with the acquisition of any property (any Mortgage incurred within 180 days after such acquisition or the completion of construction shall be deemed to be in connection with such acquisition), the assumption of any Mortgage previously existing on such acquired property or any Mortgage existing on the property of any corporation when it becomes a Subsidiary of USX; (c) any Mortgage on such property in favor of the United States, or any State, or instrumentality of either, to secure partial, progress or advance payments to USX or any Subsidiary of USX pursuant to the provisions of any contract or any statute; (d) any Mortgage on such property in favor of the United States, any State, or instrumentality of either, to secure borrowings for the purchase or construction of the property Mortgaged; (e) any Mortgage in connection with a sale or other transfer of oil or gas in place for a period of time or in an amount such that the purchaser will realize therefrom a specified amount of money or specified amount of minerals or any interest in property of the character commonly referred to as an "oil payment" or "production payment"; (f) any Mortgage on any property arising in connection with or to secure all or any part of the cost of the repair, construction, improvement, alteration, exploration, development or drilling of such property or any portion thereof; (g) any Mortgage on any pipeline, gathering system, pumping or compressor station, pipeline storage facility, other pipeline facility, drilling equipment, drilling platform, drilling barge, any movable railway, marine or automotive equipment, gas plant, office building, storage tank, or warehouse facility, any of which is located on any property included under clause (ii) above; (h) any Mortgage on any equipment or other personal property used in connection with any property included under clause (ii) above;
(i) any Mortgage on any property included under clause (ii) above arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead; or (j) any renewal of or substitution for any Mortgage permitted under the preceding clauses. Notwithstanding the foregoing, USX may and may permit its Subsidiaries to grant Mortgages or incur liens on property covered by the restriction described above so long as the net book value of the property so encumbered, together with all property subject to the restriction on certain sale and leasebacks described below, does not at the time such Mortgage or lien is granted exceed five percent (5%) of Consolidated Net Tangible Assets, (as such term is defined in the Indenture). (Section 4.03)

     "Consolidated Net Tangible Assets" means the aggregate value of all assets of USX and its subsidiaries after deducting therefrom (a) all current liabilities (excluding all long-term debt due within one year), (b) all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis and (c) all goodwill, patent and trademarks, unamortized debt discount and other similar intangibles (all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with USX's most recent audited consolidated financial statements). (Section 1.01)

     As of the date of this Prospectus, neither USX nor any subsidiary of USX has any property referred to in either clause (i) or (ii) above and in the following subsection "Limitations on Certain Sales and Leasebacks" which has been determined by the Board of Directors of USX to be a principal property.

  Limitations on Certain Sale and Leasebacks

     USX will not, nor will it permit any Subsidiary to, sell or transfer (i) any blast furnace facility or raw steel producing facility, or rolling mills which are a part of a plant which includes such a facility, or (ii) any property capable of producing oil or gas; and which, in either case, is located in the United States and is determined to be a principal property by the Board of Directors of USX in its discretion, with the intention of taking back a lease thereof, provided, however, this covenant shall not apply if (a) the lease is to a Subsidiary (or to USX in the case of a Subsidiary); (b) the lease is for a temporary period by the end of which it is intended that the use of the property by the lessee will be discontinued; (c) USX or a Subsidiary could, in accordance with Section 4.03, heretofore described, Mortgage such property without equally and ratably securing the Debt Securities; (d) the transfer is incident to or necessary to effect any operating, farm out, farm in, unitization, acreage exchange, acreage contributions, bottom hole or dry hole arrangements or pooling agreement or any other agreement of the same general nature relating to the acquisition, exploration, maintenance, development and operation of oil and gas properties in the ordinary course of business or as required by regulatory agencies having jurisdiction over the property; or (e) USX promptly informs the Trustee of such sale, the net proceeds of such sale are at least equal to the fair value (as determined by resolution adopted by the Board of Directors of USX) of such property and USX within 180 days after such sale applies an amount equal to such net proceeds (subject to reduction by reason of credits to which USX is entitled, under the conditions specified in the Indenture) to the retirement or in substance defeasance of funded debt of USX or a Subsidiary. (Section 4.04)

  Merger and Consolidation

     USX will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, firm or corporation, except that USX may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other corporation, provided that
(i) USX shall be the continuing corporation or the successor corporation (if other than USX, as the case may be) shall be a corporation organized and existing under the laws of the United States of America or a State thereof and such corporation shall expressly assume the due and punctual payment of the principal of and any premium and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by USX and (ii) USX or such successor corporation, as the case may be, shall not, immediately after such merger, consolidation, sale or conveyance, be in default in the performance of any such covenant or condition and no event which with the lapse of time, the giving of notice or both would constitute an Event of Default shall have occurred and be continuing. (Section 11.01)

     If upon any consolidation or merger of USX with or into any other corporation, or upon any sale or conveyance of substantially all of the properties of USX, or upon any acquisition by USX of all or any part of the property of another corporation, any property owned immediately prior thereto would thereupon become subject to any mortgage, lien, pledge, charge or encumbrance, USX, prior to such event, will secure the Debt Securities (equally and ratably with any other indebtedness of USX secured thereby) by a lien on all of such property of USX, prior to all liens, charges and encumbrances other than any theretofore existing thereon. (Section 11.03)

PURCHASE OF DEBT SECURITIES UPON A CHANGE IN CONTROL

     In the event of any Change in Control (as defined below) of USX, each holder of Debt Securities will have the right, at that holder's option, subject to the terms and conditions of the Indenture, to require USX to become obligated to purchase all of that holder's Debt Securities on the date that is 35 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to (i) unless otherwise specified in the terms of such Debt Securities, 100% of the principal amount thereof, together with accrued interest to such Change in Control Purchase Date (except that interest installments due prior to such Change in Control Purchase Date will be payable to the holders of such Debt Securities of record at the close of business on the relevant record dates according to their terms and the provisions of the Indenture), or (ii) such other price or prices as may be specified in the terms of such Debt Securities (the "Change in Control Purchase Prices"). (Section 4.07)

     Within 15 Business Days after a Change in Control, USX is obligated to mail to the Trustee and to all holders of Debt Securities of any Series at their addresses shown in the Debt Security register (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, stating, among other things: (i) the last date on which the Change in Control purchase right may be exercised, (ii) the Change in Control Purchase Price, (iii) the Change in Control Purchase Date, (iv) the name and address of the Paying Agent, and (v) the procedures that holders must follow to exercise these rights. USX will cause a copy of such notice to be published in a daily newspaper of national circulation. (Section 4.07)

     To exercise this right, a holder of Debt Securities of any Series must deliver a Change in Control Purchase Notice to the Paying Agent for that Series at its address set forth in USX's notice regarding the Change in Control at any time prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state (i) the certificate numbers of the Debt Securities to be delivered by the holder thereof for purchase by USX and
(ii) that such Debt Securities are to be purchased by USX pursuant to the applicable provisions of the Debt Securities and USX's notice regarding the Change in Control. (Section 4.07)

     Upon receipt by USX of the Change in Control Purchase Notice, the holder of the Debt Security in respect of which such notice was given shall (unless such notice is withdrawn as specified in the Indenture) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Debt Security. Any Change in Control Purchase Notice may be withdrawn by the holder of Debt Securities of any Series by a written notice of withdrawal delivered to the Paying Agent for that Series at any time prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the certificate numbers of the Debt Securities as to which the withdrawal notice relates. (Section 4.08)

     Payment of the Change in Control Purchase Price for a Debt Security of any Series for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Debt Security (together with necessary endorsements) to the Paying Agent for that Series at its address set forth in

USX's notice regarding the Change in Control, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. (Section 4.07) Payment of the Change in Control Purchase Price for such Debt Security will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Debt Security. (Section 4.08)

     Under the Indenture, a "Change in Control" of USX is deemed to have occurred at such time as (i) any "person" or "group" of persons (excluding USX, any Subsidiary, any employee stock ownership plan or any other employee benefit plan of USX) shall have acquired "beneficial ownership" (within the meaning of
Section 13(d) or 14(d) of the Exchange Act and the applicable rules and regulations thereunder) of shares of Voting Stock representing at least 35% of the outstanding Voting Power of USX, (ii) during any period of twenty-five consecutive months, commencing before or after the date of the Indenture, individuals who at the beginning of such twenty-five month period were directors of USX (together with any replacement or additional directors whose election was recommended by incumbent management of USX or who were elected by a majority of directors then in office) cease to constitute a majority of the board of directors of USX, or (iii) any person or group of related persons shall acquire all or substantially all of the assets of USX; provided, that a Change in Control shall not be deemed to have occurred pursuant to clause (iii) above if USX shall have merged or consolidated with or transferred all or substantially all of its assets to another corporation in compliance with the provisions of
Section 11.01 of the Indenture (relating to when USX may merge or transfer assets) and the surviving or successor or transferee corporation is no more leveraged than was USX immediately prior to such event. For purposes of this definition, the term "leveraged" when used with respect to any corporation shall mean the percentage represented by the total assets of that corporation divided by its stockholders' equity, in each case determined and as would be shown in a consolidated balance sheet of such corporation prepared in accordance with generally accepted accounting principles in the United States of America. The term "substantially all" in clause (iii) above has not been quantified for purposes of defining Change in Control and, depending upon the factual circumstances, there may be uncertainty as to when a Change in Control has occurred for purposes of determining the rights of holders of Debt Securities pursuant to this provision.

     Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred by virtue of (i) USX, any Subsidiary of USX, any employee stock ownership plan or any other employee benefit plan of USX or any such Subsidiary, or any Person holding Voting Stock for or pursuant to the terms of any such employee benefit plan, acquiring beneficial ownership of shares of Voting Stock, whether representing 35% or more of the outstanding Voting Power of USX or otherwise or (ii) any Person whose ownership of shares of Voting Stock representing 35% or more of the outstanding Voting Power of USX results solely from USX's calculation from time to time of the relative voting rights of Marathon Stock and Steel Stock.

     "Voting Stock" means stock of USX of any class or classes (however designated) having ordinary voting power for the election of the directors of USX, other than stock having such power only by reason of the happening of a contingency. "Voting Power" means the total voting power represented by all outstanding shares of all classes of Voting Stock. (Section 4.07)

     In the event a Change in Control occurs, USX intends to comply with any applicable securities laws or regulations, including any applicable requirements of Rule 14e-1 under the Exchange Act. The Change in Control purchase feature of the Debt Securities may in certain circumstances make more difficult or discourage a takeover of USX. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of USX by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The Change in Control purchase feature is similar to that contained in other debt offerings of USX as a result of negotiations between USX and the underwriters thereof.

     Except as described above, the Change in Control purchase feature does not afford holders of the Debt Securities protection against possible adverse effects of a reorganization, restructuring, merger or similar transaction involving USX.

     Although USX's existing indebtedness does not limit USX's ability to purchase Debt Securities, USX's ability to purchase Debt Securities in the future may be limited by the terms of any then existing borrowing arrangements and by its financial resources.

EVENTS OF DEFAULT

     An Event of Default with respect to Debt Securities of any Series is defined in the Indenture as being: (i) default in the payment of the principal of or premium, if any, on any of the Debt Securities of such Series when due and payable; (ii) default in the payment of interest on the Debt Securities of such Series when due, continuing for 30 days; (iii) default in the payment of the Change in Control Purchase Price of any of the Debt Securities of such Series as and when the same shall become due and payable; (iv) default in the deposit of any sinking fund payment with respect to any Debt Security of such Series when due; (v) failure by USX in the performance of any other covenant or agreement in the Debt Securities of such Series or in the Indenture continued for a period of 90 days after notice of such failure as provided in the Indenture; (vi) certain events of bankruptcy, insolvency, or reorganization with respect to USX; or
(vii) any other Event of Default provided with respect to Debt Securities of that Series. (Section 6.01)

     USX is required annually to deliver to the Trustee officers' certificates stating whether or not the signers have any knowledge of any default in the performance by USX of certain covenants. (Section 4.06)

     In case an Event of Default shall occur and be continuing with respect to any Series, the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of such Series then outstanding may declare the Debt Securities of such Series to be due and payable. (Section 6.01) The Trustee is required to give holders of the Debt Securities of any Series written notice of a default with respect to such Series as and to the extent provided by the Trust Indenture Act. (Section 6.07)

     If, however, at any time after the Debt Securities of such Series have been declared due and payable, and before any judgment or decree for the moneys due has been obtained or entered, USX shall pay or deposit with the Trustee amounts sufficient to pay all matured installments of interest upon the Debt Securities of such Series and the principal of all Debt Securities of such Series which shall have become due, otherwise than by acceleration, together with interest on such principal and, to the extent legally enforceable, on such overdue installments of interest and all other amounts due under the Indenture shall have been paid, and any and all defaults with respect to such Series under the Indenture shall have been remedied, then the holders of a majority in aggregate principal amount of the Debt Securities of such Series then outstanding, by written notice to USX and the Trustee, may waive all defaults with respect to such Series and rescind and annul the declaration that the Debt Securities of such Series are due and payable. (Section 6.01) In addition, prior to any such declaration that the Debt Securities of such Series are due and payable, the holders of a majority in aggregate principal amount of the Debt Securities of such Series may waive any past default and its consequences with respect to such Series, except a default in the payment of the principal of or any premium or interest on any Debt Securities of such Series. (Section 6.06)

     The Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable security or indemnity. (Section 7.02) Subject to such provisions for the indemnification of the Trustee and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Debt Securities of each Series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such Series. (Section 6.06)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting USX and the Trustee to modify the Indenture or enter into or modify any supplemental indenture without the consent of the holders of the Debt Securities in regard to matters as shall not adversely affect the interests of the holders of the Debt Securities, including, without limitation, the following: (a) to evidence the succession of another corporation to USX; (b) to add to the covenants of USX further covenants, restrictions, conditions or provisions for the benefit or protection of the holders of any or all Series of Debt Securities or to surrender any right or power conferred upon USX by the Indenture; (c) to cure any ambiguity or to correct or supplement any provision of the Indenture (or supplements) which may be defective or inconsistent with any other provision in the Indenture (or supplements); to convey, transfer, assign, mortgage or pledge any property to or with the Trustee; or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of the holders of the Debt Securities then outstanding; (d) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more Series of Debt Securities thereunder, under certain conditions specified therein; (e) to evidence the appointment of a successor trustee and to add to or change provisions of the Indenture necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee; (f) to set forth the form and any terms of any Series of Debt Securities which USX and the Trustee deem necessary or desirable to include in a supplemental indenture; and (g) to add to or change any of the provisions of the Indenture to such extent as shall be necessary or desirable to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons. USX and the Trustee may otherwise modify the Indenture or any supplemental indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of each Series of Debt Securities affected thereby at the time outstanding, except that no such modifications shall (i) extend the fixed maturity of any Debt Securities, or reduce the principal amount thereof or reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the Debt Securities are payable, without the consent of the holder of each Debt Security so affected, or (ii) reduce the aforesaid percentage of Debt Securities of any Series, the consent of the holders of which is required for any such modifications or supplemental indenture, without the consent of the holders of all Debt Securities affected thereby then outstanding. (Article Ten)

SATISFACTION AND DISCHARGE; DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture shall be satisfied and discharged if (i) USX shall deliver to the Trustee all Debt Securities then outstanding for cancellation or (ii) all Debt Securities shall have become due and payable or are to become due and payable within one year and USX shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, provided that in either case USX shall have paid all other sums payable under the Indenture. (Section 12.01)

     The Indenture provides, if such provision is made applicable to the Debt Securities of a Series, that USX may elect either (A) to defease and be discharged from any and all obligations with respect to any Debt Security of such Series (except for the obligations to register the transfer or exchange of such Debt Security, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Security under Sections 4.03, 4.04, 4.07, 4.09, 11.01 and 11.03 of the Indenture (being the restrictions described above under "Certain Covenants of USX" and USX's obligations described under "Purchase of Debt Securities upon a Change in Control") and (ii) that Sections 6.01(d), 6.01(e) (as to Sections 4.03, 4.04, 4.07, 4.09, 11.01 and
11.03) and 6.01(h), as described in clauses (iv), (v) and (vii) under "Events of Default" above, shall not be deemed to be Events of Default under the Indenture with respect to such Series ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Security, on the scheduled due dates therefor. In the case of defeasance, the holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such Trust. Such a trust may only be established if, among other things, USX has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of the Debt Securities affected thereby will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Section 12.02)

RECORD DATES

     The Indenture provides that in certain circumstances USX or the Trustee may establish a record date for determining the holders of outstanding Debt Securities of a Series entitled to join in the giving of notice or the taking of other action under the Indenture by the holders of the Debt Securities of such Series.

BOOK-ENTRY SECURITIES

     The following description of Book-Entry Securities will apply to any Series of Debt Securities issued in whole or in part in the form of a Global Security or Securities except as otherwise provided in the Prospectus Supplement relating thereto.

     Upon issuance, all Book-Entry Securities of like tenor and having the same date of original issue will be represented by a single Global Security. Each Global Security representing Book-Entry Securities will be deposited with, or on behalf of, the Depositary, which will be a clearing agent registered under the Exchange Act. The Global Security will be registered in the name of the Depositary or a nominee of the Depositary.

     Ownership of beneficial interest in a Global Security representing Book-Entry Securities will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such a Global Security will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interest in such a Global Security by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair this ability to transfer beneficial interests in such a Global Security.

     Payment of principal of and any premium and interest on Book-Entry Securities represented by any Global Security registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owners and holder of the Global Security representing such Book-Entry Securities. None of USX, the Trustee or any agent of USX or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a Global Security representing such Book-Entry Securities or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by the Depositary's procedures, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

     No Global Security may be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary.

     A Global Security representing Book-Entry Securities of any Series is exchangeable for definitive Debt Securities of such Series in registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies USX that it is unwilling or unable to continue as Depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Exchange Act, (b) USX in its sole discretion determines that such Global Security shall be exchangeable for definitive Debt Securities in registered form, or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities of that Series. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount, and in the authorized denominations for that Series. Such definitive Debt Securities shall be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security.

     Except as provided above, owners of beneficial interests in such Global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no Global Security representing Book-Entry Securities shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. USX understands that under existing industry practices, in the event that USX requests any action of holders or an owner of a beneficial interest in such Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

CONCERNING THE TRUSTEE

     PNC Bank, National Association is also trustee for Marathon Oil Company's 7% Monthly Interest Guaranteed Notes Due 2002, which are guaranteed by USX, for fourteen series of obligations issued by various governmental authorities relating to environmental projects at various USX facilities, for an aggregate principal amount of $1.3 billion of debt securities issued by USX under an Indenture between USX and the Trustee dated July 1, 1991 and for $1.4 billion of Debt Securities which have heretofore been issued by USX under the Indenture. USX and its subsidiaries maintain ordinary banking relationships, including loans and deposit accounts, with PNC Bank, National Association and anticipate that they will continue to do so.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a description of the terms of the capital stock of USX included in the Certificate of Incorporation. This description does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation, and the Amended and Restated Rights Agreement (the "Restated Rights Agreement") between USX and Mellon Bank, N.A., as Rights Agent (the "Rights Agent"), which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The authorized capital stock of USX consists of (i) 40 million shares of preferred stock, without par value (the "Preferred Stock"), of which three million shares are designated as 6.50% Cumulative Convertible Preferred Stock ("6.50% Convertible Preferred Stock") and eight million shares are designated as Series A Junior Preferred Stock, (ii) 550 million shares of a class of common stock designated as USX-Marathon Group Common Stock, par value $1.00 per share,
(iii) 200 million shares of a class of common stock designated as USX-U. S. Steel Group Common Stock, par value $1.00 per share and (iv) 50 million shares of a class of common stock designated as USX-Delhi Group Common Stock, par value $1.00 per share.


     As of June 30, 1998, there were 2,961,887 shares of 6.50% Convertible Preferred Stock, 290,265,145 shares of Marathon Stock, 87,291,033 shares of Steel Stock and no shares of USX-Delhi Group Common Stock issued and outstanding. Effective January 26, 1998, all of the outstanding USX-Delhi Group Common Stock was redeemed in connection with the sale of the Delhi Companies, and therefore, such stock is not discussed further in this description of Capital Stock. No shares of Series A Junior Preferred Stock are outstanding. Additionally, there were 3,937,163 of the 6.75% Convertible Junior Subordinated Debentures due 2037 outstanding as of June 30, 1998 convertible into 4,256,073 shares of Steel Stock, subject to adjustment in certain circumstances.


     As used herein:

          "Disposition" shall mean the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets.

          "Marathon Group" means, at any time, (x) all businesses in which any of Marathon Oil Company, Texas Oil & Gas Corp., Carnegie Natural Gas Company and Apollo Gas Company (or any of their predecessors or successors) is or has been engaged, directly or indirectly, other than the businesses of the Delhi Group after October 2, 1992 (the date of first issuance of USX-Delhi Group Common Stock), (y) all assets and liabilities of USX to the extent attributed to any of such businesses, whether or not such assets or liabilities are or were assets or liabilities of such companies and (z) such businesses, assets and liabilities acquired by USX for the Marathon Group after May 6, 1991, as determined by the Board to be included in the Marathon Group.

          "Market Value" of either class of Common Stock on any Business Day means the average of the high and low reported sales prices regular way of a share of such class on such Business Day or, in case no such reported sale takes place on such Business Day, the average of the reported closing bid and asked prices regular way of a share on such class on such Business Day, in either case on the Composite Tape, or if the shares of such class are not listed or admitted to trading on the NYSE on such Business Day, on specified alternative markets, or, if not listed or admitted to trading on such markets, the market value as determined by the Board, subject to adjustments necessary to reflect any dividends (other than regular cash dividends) or distributions on, or subdivisions or combinations of, outstanding shares of such class.

          "Business Day" means each weekday other than any day on which any relevant class of Common Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations National Market System or in the over-the-counter market.

          "Net Proceeds," as of any date, from any Disposition of any of the properties and assets of the U. S. Steel Group shall mean an amount, if any, equal to the gross proceeds of such Disposition after payment of, or reasonable provision for (i) any taxes payable by USX in respect of such Disposition, (ii) any taxes payable by USX in respect of any dividend or redemption pursuant to a dividend or redemption paid to holders of Steel Stock in connection with such Disposition, (iii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iv) any liabilities (contingent or otherwise) of, or allocated to, the U. S. Steel Group including, without limitation any indemnity obligations incurred in connection with the Disposition. For purposes of this definition, any properties and assets of the U. S. Steel Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as can be supported by such properties and assets. To the extent the proceeds of any Disposition include any securities or other property other than cash, the Board of Directors shall determine the value of such securities or property.

          "U. S. Steel Group" means, at any time, all of the businesses in which USX is or has been engaged, directly or indirectly, and all assets and liabilities of USX, other than any businesses, assets or liabilities of the Marathon Group if any shares of Marathon Stock are outstanding.

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by the Board and as described in the appropriate Prospectus Supplement (if any). The future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of USX.

     Holders of the 6.50% Convertible Preferred Stock are entitled to receive cumulative dividends, to be declared and paid before declaration and payment of dividend on USX's common stock, at the rate of 6.50% per annum. The 6.50% Convertible Preferred Stock was not redeemable prior to April 1, 1996, except as described below. On and after such date, the 6.50% Convertible Preferred Stock is redeemable at the option of USX under certain circumstances, in whole or in part, for cash, currently at a price of $51.625 per share, and at prices declining annually on each April 1 to an amount equal to $50.00 per share on and after April 1, 2003, plus, in each case, an amount equal to accrued and unpaid dividends to the redemption date. If USX exchanges all of the outstanding Steel Stock for shares of a wholly owned subsidiary of USX to which all of the assets and liabilities of the U. S. Steel Group have been transferred, pays a dividend on or redeems shares of Steel Stock with the Net Proceeds from the Disposition of all or substantially all of the assets of the U. S. Steel Group, pays a dividend on, or USX or any of its subsidiaries consummates a tender or exchange offer for, Steel Stock, and the aggregate amount of such dividend or the consideration paid in such tender or exchange offer is an amount equal to all or substantially all of the assets, the 6.50% Convertible Preferred Stock is required to be redeemed, in whole, for $50.00 per share, plus dividends accrued and unpaid to the redemption date. The 6.50% Convertible Preferred Stock is required to be redeemed under certain other limited circumstances. The 6.50% Convertible Preferred Stock will not be entitled to the benefit of any sinking fund.

     Shares of the 6.50% Convertible Preferred Stock are convertible at any time at the option of the holder, unless previously redeemed, into shares of Steel Stock, at a conversion price of $46.125 per share of Steel Stock (equivalent to a conversion rate of 1.084 shares of Steel Stock for each share of 6.50% Convertible Preferred Stock), subject to adjustment in certain circumstances.

     The holders of the 6.50% Convertible Preferred Stock have no vote except certain class votes in limited circumstances. Upon the dissolution, liquidation or winding-up of USX, the holders of the 6.50% Convertible Preferred Stock are entitled to receive out of the assets of USX available for distribution to stockholders, before any payment or distribution shall be made on Common Stock or any other class of stock ranking junior to such series upon liquidation, the amount of $50 per share plus all accrued and unpaid dividends thereon.

MARATHON STOCK

     DIVIDENDS--DIVIDENDS ON THE MARATHON STOCK ARE INTENDED TO BE PAID BASED ON THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE MARATHON GROUP.

     Subject to any prior rights of the holders of the Preferred Stock, dividends may be paid on the Marathon Stock as determined by the Board out of funds of USX legally available therefor.

     The Board may, in its sole discretion, declare and pay dividends exclusively on the Marathon Stock, or exclusively on the Steel Stock, or on both classes in equal or unequal amounts, notwithstanding the respective amount of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount or prior dividends declared on each class or any other factor.

     EXCHANGE AND REDEMPTION--MARATHON STOCK MAY BE EXCHANGED FOR SHARES OF A SUBSIDIARY OF USX TO WHICH USX WOULD HAVE TRANSFERRED ALL OF THE ASSETS AND LIABILITIES OF THE MARATHON GROUP.

     At any time after the transfer of all the assets and liabilities of the Marathon Group to a wholly-owned subsidiary of USX (the "Marathon Group Subsidiary"), the Board may, in its sole discretion and by a majority vote of the directors then in office, provided that there are funds of USX legally available therefor, exchange all of the outstanding shares of Marathon Stock for all of the outstanding shares of the common stock of the Marathon Group Subsidiary (the "Marathon Group Subsidiary Stock"), on a pro rata basis.

     General Redemption Provisions: In the event of any exchange or redemption of a class of Common Stock, USX shall cause to be given to each holder of such Common Stock a notice stating (A) that shares of such Common Stock shall be exchanged or redeemed, as the case may be, (B) the date of the exchange or redemption, (C) in the event of a partial redemption, the number of shares of Steel Stock to be redeemed, (D) the kind and amount of shares of capital stock or cash and/or securities or other property to be received by such holder with respect to each share of such class of Common Stock held by such holder, including details as to the calculation thereof, (E) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless USX waives such requirement), are to be surrendered for delivery of certificates for shares of such capital stock or cash and/or securities or other property and (F) that, except as provided in the second following paragraph, dividends on such shares of Common Stock will cease to be paid as of such exchange date or redemption date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 nor more than 60 days prior to the exchange date or redemption date, as the case may be, and in any case to each holder of such class of Common Stock to be exchanged or redeemed, at such holder's address as the same appears on the stock transfer books of USX. Neither the failure to mail such notice to any particular holder of such class of Common Stock nor any defect therein shall affect the sufficiency thereof with respect to any other holder of such class of Common Stock.

     If less than all of the outstanding shares of Steel Stock are to be redeemed, such shares shall be redeemed by USX pro rata among the holders of such class of Common Stock or by such other method as may be determined by the Board to be equitable.

     No adjustments in respect of dividends shall be made upon the exchange or redemption of any shares of any class of Common Stock; provided, however, that if such shares are exchanged or redeemed by USX after the record date for determining holders of such class of Common Stock entitled to any dividend or distribution thereon, such dividend or distribution shall be payable to the holders of such shares at the close of business on such record date notwithstanding such exchange or redemption.

     Before any holder of shares of any class of Common Stock shall be entitled to receive certificates representing shares of any kind of capital stock or cash and/or securities or other property to be received by such holder with respect to any exchange or redemption of such class of Common Stock, such holder shall surrender at such office as USX shall specify certificates for such shares of such class of Common Stock, properly endorsed or assigned for transfer (unless USX shall waive such requirement). As soon as practicable after surrender of certificates for shares of such class of Common Stock, USX will deliver to the holder of such shares so surrendered the certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which such holder is entitled, together with any fractional payment referred to below. If less than all of the shares of such class of Common Stock represented by any one certificate are to be redeemed, USX will issue and deliver a new certificate for the shares of such class of Common Stock not redeemed.

     USX shall not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of any class of Common Stock upon any exchange, redemption, dividend or other distribution. If more than one share of such class of Common Stock shall be held at the same time by the same holder, USX may aggregate the number of shares of any class of capital stock that shall be issuable or the amount of securities that shall be deliverable to such holder upon any exchange, redemption, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of any class of Common Stock is a fraction, USX shall, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth Business Day prior to the date such payment is to be made. For purposes of the preceding sentence, "fair market value" of any fraction shall be (i) in the case of any fraction of a share of capital stock of USX, the product of such fraction and the Market Value of one share of such capital stock and (ii) in the case of any other fractional security, such value as is determined by the Board.

     VOTING--SHARES OF MARATHON STOCK SHALL HAVE ONE VOTE PER SHARE. SHARES OF STEEL STOCK WILL, WHEN VOTING WITH THE OTHER CLASS OF COMMON STOCK (MARATHON STOCK), HAVE A NUMBER OF VOTES PER SHARE BASED UPON THE TIME WEIGHTED AVERAGE RATIOS OF THE MARKET VALUE OF A SHARE OF STEEL STOCK TO THE MARKET VALUE OF A SHARE OF MARATHON STOCK.

     Except as set forth below and under "Steel Stock--Voting," holders of both classes of Common Stock vote together as a single class on all matters as to which all holders of Common Stock are entitled to vote. On all matters to be voted on by the holders of both classes of Common Stock together as a single class, (i) each share of outstanding Marathon Stock has one vote and (ii) each share of Steel Stock has a number of votes equal to the quotient (calculated to the nearest three decimal places), as of the fifth Business Day prior to the applicable record date, of (A) the sum of (1) four times the average ratio of X/Y for the five-Business Day period ending on such fifth Business Day, (2) three times the average ratio of X/Y for the next preceding five-Business Day period, (3) two times the average ratio of X/Y for the next preceding five-Business Day period and (4) the average ratio of X/Y for the next preceding five-Business Day period, divided by (B) ten, where X is the Market Value of the Steel Stock and Y is the Market Value of the Marathon Stock. If shares of only one class of Common Stock are outstanding, each share of that class shall have one vote.

     Assuming that the time weighted averages of the Market Values of Marathon Stock and Steel Stock were $33 and $32, respectively, the per share voting rights of Marathon Stock and Steel Stock would be one vote and 0.970 votes per share, respectively. If the Marathon Stock and the Steel Stock had such per share voting rights as of June 30, 1998, the holders of Marathon Stock and Steel Stock would have approximately 77% and 23%, respectively, of the total voting power of USX.


     In addition, the approval of the holders of at least 66 2/3% of the outstanding Marathon Stock, voting as a separate class, shall be necessary for:

          (i) the declaration or payment of any dividend, or the making of any other payment or distribution on or with respect to, any shares of any other class of Common Stock, if such dividend, payment or distribution is to be made with (A) proceeds from the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) (a "Disposition") of any of the properties and assets of the Marathon Group or (B) any portion of an equity interest in a person, entity or group that owns any of the properties and assets of the Marathon Group; or

          (ii) the use, or reservation for use, of any proceeds from the Disposition of any of the properties and assets of the Marathon Group, or any of the properties and assets acquired with such proceeds, in any business of the Corporation other than the Marathon Group.

Notwithstanding the foregoing, however, such vote shall not be required if such proceeds are loaned at a rate or rates representative of actual borrowings and short-term investments by USX.

     The vote or consent of the holders of a majority of all of the outstanding shares of any class of Common Stock, voting as a separate class, is currently required under Delaware law for any amendment to the Certificate of Incorporation that would increase or decrease the par value of the shares of such class or alter or change the powers or special rights of the shares of such class so as to affect them adversely. The Certificate of Incorporation provides that neither the increase nor decrease of the authorized number of shares of any class of Common Stock shall require a separate vote of any class. Thus, it is possible that the holders of a majority of one class of Common Stock could constitute a majority of the voting power of both classes and approve the increase or decrease of the authorized amount of the other class of Common Stock without the approval of the holders of such other class of Common Stock.

     The Certificate of Incorporation also provides that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of any class of Common Stock, voting as a separate class, shall be necessary for authorizing, effecting or validating the merger or consolidation of USX into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly or indirectly.

     LIQUIDATION--IN THE EVENT OF THE LIQUIDATION OF USX, HOLDERS OF EITHER CLASS OF COMMON STOCK WILL BE ENTITLED TO RECEIVE A PORTION OF THE FUNDS DISTRIBUTABLE TO HOLDERS OF BOTH CLASSES OF COMMON STOCK BASED UPON THE TIME-WEIGHTED AVERAGE AGGREGATE MARKET CAPITALIZATION OF EACH SUCH CLASS OF COMMON STOCK TO THE AGGREGATE MARKET CAPITALIZATION OF BOTH CLASSES OF COMMON STOCK.

     The Certificate of Incorporation provides that, in the event of a dissolution, liquidation or winding-up of USX, whether voluntary or involuntary, after payment of creditors and after the holders of Preferred Stock receive the full preferential amounts to which they are entitled, the holders of outstanding shares of each class of Common Stock will share the funds remaining for distribution to the holders of Common Stock. The holders of the outstanding Common Stock will each be entitled to receive a fraction of such funds equal to the quotient of (i) the sum of (A) four times the average ratio of X/Y for the five-Business Day period ending on the Business Day prior to the date of the public announcement of (1) a voluntary dissolution, liquidation or winding-up by USX or (2) the institution of any proceeding for the involuntary dissolution, liquidation or winding-up of USX, (B) three times the average ratio of X/Y for the next preceding five-Business Day period, (C) two times the average ratio of X/Y for the next preceding five-Business Day period and (D) the average ratio of X/Y for the next preceding five-Business Day period, divided by (ii) ten, where X is the market capitalization of such class of Common Stock and Y is the aggregate market capitalization of both classes of Common Stock. For purposes of the preceding sentence, "Market Capitalization" of any class of

Common Stock on any day shall mean the product of (i) the Market Value of such class of Common Stock on such day and (ii) the number of shares of such class of Common Stock outstanding on such day.

STEEL STOCK

     DIVIDENDS--DIVIDENDS ON THE STEEL STOCK ARE INTENDED TO BE PAID BASED UPON THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE U. S. STEEL GROUP.

     Subject to any prior rights of the holders of the Preferred Stock, dividends on the Steel Stock may be declared and paid only out of the lesser of
(i) funds of USX legally available therefor and (ii) the Available Steel Dividend Amount.

     The "Available Steel Dividend Amount," on any date, means either:

          (a) the greater of:

             (i) an amount equal to (x) $2.244 billion, increased or decreased, as appropriate, to reflect: (A) Steel Net Income from the close of business on December 31, 1990, (B) any dividends or other distributions declared or paid with respect to, or repurchases or issuances of, any shares of common stock of USX after December 31, 1990 and prior to the close of business on May 6, 1991 attributed to the U. S. Steel Group,
        (C) any dividends or other distributions declared or paid with respect to, or repurchases or issuances of, any shares of Steel Stock or any shares of Preferred Stock attributed to the U. S. Steel Group and (D) any other adjustments to stockholders' equity of the U. S. Steel Group made in accordance with generally accepted accounting principles, less
        (y) the sum of the aggregate par value of all outstanding Steel Stock and the aggregate stated capital of all outstanding Preferred Stock attributed to the U. S. Steel Group; and

             (ii) the excess of the fair market value of the net assets of the
        U. S. Steel Group over the sum of the aggregate par value of all outstanding Steel Stock and the aggregate stated capital of all outstanding Preferred Stock attributed to the U. S. Steel Group,

        in the case of each of clauses (i) and (ii) increased by an amount equal to any effects of the recognition of the transition obligation upon the adoption of SFAS No. 106 (including any amendments thereto) and any cumulative effects of the adoption of SFAS No. 109 (including any amendments thereto) in the year of adoption; or

          (b) in case there shall be no such amount, an amount equal to Steel Net Income (if positive) for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

     The amount of $2.244 billion in clause (a)(i) above represents the amount of total stockholders' equity of USX as of December 31, 1990 assigned to the U.
S. Steel Group by the Board after giving consideration to the historical debt and equity structure of USX.

     The Available Steel Dividend Amount as of March 31, 1998 was at least $3.094 billion, as calculated under the preceding clause (a)(i).

     Although net income and stockholders' equity of the U. S. Steel Group was reduced when USX adopted the accounting changes required by SFAS No. 106 and SFAS No. 109, such changes did not affect cash flows of the U. S. Steel Group. As a result, in order to preclude dividends on the Steel Stock from being limited by such noncash accounting changes, the amounts in each of clause (a)(i) and clause (a)(ii) of the definition of "Available Steel Dividend Amount" were adjusted to eliminate the effects of such changes, as set forth above.

     Clause (b) in the definition of "Available Steel Dividend Amount" will permit the payment of dividends on the Steel Stock in any fiscal year to the extent there is positive Steel Net Income (as defined below) in such fiscal year or in the preceding fiscal year or to the extent of the sum of positive Steel Net Income, if any, in both such years. Any loss in either such year would not reduce positive Steel Net Income, if any, in the other year for purposes of determining the applicable limitation on dividends. Such provision is comparable to Section 170 of the Delaware General Corporation Law, which allows the payment of dividends on common stock of any Delaware corporation in any fiscal year to the extent of consolidated net income of the corporation for such fiscal year and/or the preceding fiscal year.

     As used herein, "Steel Net Income" means the net income or loss of the U.
S. Steel Group determined in accordance with generally accepted accounting principles, including income and expenses of USX attributed to the U. S. Steel Group, on a substantially consistent basis, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes. For information concerning the policies governing the attribution of corporate activities to the U. S. Steel Group which are being followed by USX in determining Steel Net Income, see "Management and Accounting Policies."

     The Board may, in its sole discretion, declare and pay dividends exclusively on the Marathon Stock, or exclusively on the Steel Stock, or on both classes in equal or unequal amounts, notwithstanding the respective amount of funds available for dividends on each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class or any other factor.

     EXCHANGE AND REDEMPTION--IN THE EVENT OF A DISPOSITION OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE U. S. STEEL GROUP, USX IS REQUIRED TO (1) PAY A DIVIDEND, (2) REDEEM STEEL STOCK OR (3) EXCHANGE STEEL STOCK FOR MARATHON STOCK.

     If USX transfers all the assets and liabilities of the U. S. Steel Group to a wholly owned subsidiary of USX (the "U. S. Steel Group Subsidiary"), Steel Stock may be exchanged, at the sole discretion of the Board, by a majority vote of the directors then in office, provided that there are funds of USX legally available therefor, for all of the outstanding stock of the U. S. Steel Group Subsidiary, on a pro rata basis on the same terms and conditions as on the Marathon Stock.

     In addition, upon the Disposition, in one transaction or a series of related transactions, of all or substantially all of the properties and assets of the U. S. Steel Group (other than in connection with the Disposition by USX of all of its properties and assets in one transaction) to any person, entity or group (other than to the holders of all outstanding shares of Steel Stock on a pro rata basis or to a person, entity or group in which USX, directly or indirectly, owns a majority equity interest), USX shall, within 60 days following the consummation of such Disposition, either (i) subject to the limitations on dividends on Steel Stock set forth above, declare and pay a dividend in cash and/or in securities or other property received as proceeds of such Disposition to the holders of the Steel Stock in an amount equal to the Net Proceeds of such Disposition, (ii) to the extent that there are funds of USX legally available therefor, redeem the number of whole shares of Steel Stock having an aggregate average Market Value during the ten-Business Day period following consummation of such Disposition, closest to the value of the Net Proceeds of such Disposition, for cash and/or securities or other property received as proceeds of such Disposition in an amount equal to the Net Proceeds or (iii) exchange each outstanding share of Steel Stock for a number of shares of Marathon Stock equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of the Market Value of one share of Steel Stock to the Market Value of one share of Marathon Stock during such period.

     If, immediately after any event, USX, directly or indirectly, owns less than a majority equity interest in any person, entity or group in which USX, directly or indirectly, owned a majority equity interest immediately prior to the occurrence of such event, a Disposition of all of the properties and assets of the U. S. Steel Group owned by such person, entity or group shall be deemed to have occurred. In the case of a Disposition of properties or assets in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions.

     "Substantially all of the properties and assets of the U. S. Steel Group," as of any date, means a portion of such properties and assets that represents at least 80% of either of the then-current market value of, or the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of USX derived from, the properties and assets of the U. S. Steel Group as of such date (excluding the assets and properties of any person, entity or group in which USX, directly or indirectly, owns less than a majority equity interest).

     After any such special dividend or redemption pursuant to clause (i) or
(ii) in the third preceding paragraph, the Board may, by a majority vote of the directors then in office, exchange each outstanding share of Steel Stock for a number of shares of Marathon Stock equal to 110% of the Market Value Ratio as of the fifth Business Day prior to the date notice of such exchange is mailed to the holders of Steel Stock. For purposes of the preceding sentence, "Market Value Ratio", as of any date, means the highest of the following (calculated to the nearest five decimal places): (A) the average ratio of S/X for the five-Business Day period ending on such date. (B) the quotient of (1) the sum of (w) four times the average ratio of S/X for the five-Business Day period ending on such date, (x) three times the average ratio of S/X for the next preceding five-Business Day period, (y) two times the average ratio of S/X for the next preceding five-Business Day period and (z) the average ratio of S/X for the next preceding five-Business Day period, divided by (2) ten and (C) if the special dividend pursuant to clause (i) of the third preceding paragraph was declared and paid or the redemption pursuant to clause (ii) thereof was made prior to the commencement of the most recently completed fiscal quarter of USX, the average ratio of S/X for such fiscal quarter, where S is the Market Value of one share of the Steel Stock and X is the Market Value of one share of the Marathon Stock. In determining whether to effect such an exchange, the Board, in addition to other matters, would likely consider whether the remaining properties and assets of the U. S. Steel Group constitute a viable business. Other considerations could include the number of shares of Steel Stock remaining outstanding following any such redemption, the per share market price of the Steel Stock following the payment of such a dividend or such a redemption and the cost of maintaining stockholder accounts.

     An exchange or redemption of Steel Stock for Marathon Stock would be made on the same general terms and conditions as described above under "Marathon Stock--Exchange and Redemption--General Provisions."

     VOTING--SHARES OF STEEL STOCK WILL, WHEN VOTING TOGETHER WITH ALL OTHER CLASSES OF COMMON STOCK, HAVE A NUMBER OF VOTES PER SHARE BASED UPON TIME-WEIGHTED AVERAGE RATIOS OF THE MARKET VALUE OF A SHARE OF STEEL STOCK TO THE MARKET VALUE OF A SHARE OF MARATHON STOCK.

     The holders of shares of the Steel Stock have the voting rights described above under the caption "Marathon Stock--Voting."

     In addition, as is the case with the use of the proceeds from the Disposition of any properties or assets of the Marathon Group, unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of at least 66 2/3% of the outstanding Steel Stock, voting as a separate class, shall be necessary for:

          (i) the declaration or payment of any dividend on, or the making of any other payment or distribution on or with respect to, any shares of any other class of common stock, if such dividend, payment or distribution is to be made with (A) proceeds from the Disposition of any of the properties and assets of the U. S. Steel Group or (B) any portion of an equity interest in a person, entity or group that owns any of the properties and assets of the U. S. Steel Group; or

          (ii) the use, or reservation for use, of any proceeds from the Disposition of any of the properties and assets of the U. S. Steel Group, or any of the properties and assets acquired with such proceeds, in any business of USX other than a business of the U. S. Steel Group. Notwithstanding the foregoing, however, such vote shall not be required if such proceeds are loaned at a rate or rates representative of actual borrowings and short-term investments by USX.

     LIQUIDATION--IN THE EVENT OF THE LIQUIDATION OF USX, HOLDERS OF STEEL STOCK WILL BE ENTITLED TO RECEIVE A PORTION OF THE FUNDS DISTRIBUTABLE TO HOLDERS OF COMMON STOCK BASED ON THE RELATIVE TIME-WEIGHTED AVERAGE AGGREGATE MARKET CAPITALIZATION OF THE STEEL STOCK TO THE AGGREGATE MARKET CAPITALIZATION OF BOTH CLASSES OF COMMON STOCK.

     In the event of a dissolution, liquidation or winding-up of USX, the holders of shares of Steel Stock are entitled to receive funds in the amounts described above under "Marathon Stock--Liquidation."

DETERMINATIONS BY BOARD

     Any determinations made by the Board under the foregoing provisions will be final and binding on all stockholders of USX.

OTHER RIGHTS

     The holders of Common Stock do not have any preemptive rights or any rights to convert their shares into any other securities of USX.

STOCK TRANSFER AGENT AND REGISTRAR

     USX maintains its own stock transfer department at the following address:
USX Corporation, Shareholders Services Department, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Certificates representing shares can also be presented for registration of transfer at ChaseMellon Shareholder Services, 120 Broadway, 13th Floor, New York, NY 10021.

     ChaseMellon Shareholder Services L.L.C., 4 Station Square, Pittsburgh, PA 15219 is the Registrar for all the Common Stock.

AMENDED AND RESTATED RIGHTS PLAN

     The following is a brief description of the terms of the Stockholders Rights Plan set forth in the Restated Rights Agreement between USX and Mellon Bank, N.A., as Rights Agent.

     Under the Restated Rights Agreement, the right (each a "Right") to purchase from USX a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, no par value (the "Junior Preferred Stock"), at a purchase price of $120 in cash per Unit, subject to adjustment, is attached to each share of Marathon Stock and Steel Stock (sometimes hereinafter referred to together as the "Voting Stock"). A Right attached to a share of Marathon Stock is hereinafter referred to as a "Marathon Right" and a Right attached to a share of Steel Stock is hereinafter referred to as a "Steel Right."

     The Rights will separate from the Voting Stock and a Rights distribution date will occur upon the earlier of (i) 15 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired (except pursuant to a Qualifying Offer (defined in the Restated Rights Agreement as an all-cash tender offer for all outstanding shares of Voting Stock meeting certain prescribed requirements)), or obtained the right to acquire, beneficial ownership of Voting Stock representing 15% or more of the total voting power of all outstanding shares of Voting Stock (the "Stock Acquisition Date"), or (ii) 15 days (or upon such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer (other than a Qualifying Offer) that would result in a person or a group beneficially owning Voting Stock representing 15% or more of the total voting power of all outstanding shares of Voting Stock. For purposes of the Restated Rights Agreement, total voting power of Voting Stock shall be determined based upon the most recent calculation announced by USX. See "Marathon Stock--Voting" and "Steel Stock--Voting" above. If a person inadvertently becomes the beneficial owner of Voting Stock representing 15% or more of the total voting power of the Voting Stock due to the recalculation by USX of the relative voting power of Marathon Stock and Steel Stock, such person will not be an Acquiring Person unless and until such person acquires any additional shares of Voting Stock.

     In the event that a person or group becomes the beneficial owner of Voting Stock representing 15% or more of the total voting power of all outstanding shares of Voting Stock (except pursuant to a Qualifying Offer), the Rights "flip-in" and entitle each holder of a Right (other than the Acquiring Person and certain related parties) to receive, upon exercise, Marathon Stock or Steel Stock, as the case may be (or in certain circumstances, cash, property, or other securities of USX), having a value equal to two times the exercise price of the Marathon Right or Steel Right, respectively. However, Rights are not exercisable until such time as the Rights are no longer redeemable by USX as set forth below.

     In the event that, any time following the Stock Acquisition Date, (i) USX is acquired in a merger or other business combination transaction in which USX is not the surviving corporation (other than a merger that follows a Qualifying Offer) or its Voting Stock is changed or exchanged, or (ii) 50% or more of USX's assets, earning power or cash flow is sold or transferred, the Rights "flip-over" and entitle each holder of a Right (other than an Acquiring Person and certain related parties) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time until 15 days following the Stock Acquisition Date (subject to extension), USX may redeem the Rights in whole, but not in part, at a price of $.01 per whole Right payable in stock or cash or any other form of consideration deemed appropriate by the Board (the "Redemption Price"). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the outstanding and exercisable Marathon Rights and Steel Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Marathon Stock and Steel Stock, respectively, at an exchange ratio of one share of Marathon Stock for each Marathon Right and one share of Steel Stock for each Steel Right (subject to certain anti-dilution adjustments). However, the Board may not effect such an exchange at any time any person or group owns Voting Stock representing 50% or more of the total voting power of the Voting Stock then outstanding.

     As long as the Rights are attached to shares of Voting Stock, USX will issue Marathon Rights on each share of Marathon Stock and Steel Rights on each share of Steel Stock issued prior to the Rights distribution date so that all such shares will have attached Rights.

     A copy of the Restated Rights Agreement is available free of charge from the Rights Agent by writing to Mellon Bank, N.A. at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, Attention: Corporate Trust Group.

                            DESCRIPTION OF WARRANTS

     USX may issue Warrants for the purchase of Debt Securities, Preferred Stock, Marathon Stock or Steel Stock (each a "USX Security," and together the "USX Securities"). Warrants may be issued independently or together with any USX Security offered by any Prospectus Supplement and may be attached to or separate from any such USX Security. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between USX and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of USX in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of such Warrants.

DEBT WARRANTS

     The Prospectus Supplement relating to a particular issue of Warrants to issue Debt Securities ("Debt Warrants") will describe the terms of such Debt Warrants, including the following (if applicable): (a) the title of such Debt Warrants; (b) the offering price for such Debt Warrants; (c) the aggregate number of such Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (e) the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (f) the date from and after which such Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates, or Debt Securities that may be issued upon exercise of the Debt Warrants, will be issued in registered or bearer form; (k) information with respect to book-entry procedures; (l) the currency or currency units in which the offering price and the exercise price are payable; (m) a discussion of material United States federal income tax considerations; (n) the redemption or call provisions applicable to such Debt Warrants; and (o) any additional terms of the Debt Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Debt Warrants.

STOCK WARRANTS

     The Prospectus Supplement relating to any particular issue of Warrants to issue Preferred Stock, Marathon Stock or Steel Stock will describe the terms of such Warrants, including the following (if applicable): (a) the title of such Warrants; (b) the offering price for such Warrants; (c) the aggregate number of such Warrants; (d) the designation and terms of the Preferred Stock, Marathon Stock or Steel Stock purchasable upon exercise of such Warrants; (e) the designation and terms of the USX Securities with which such Warrants are issued and the number of such Warrants issued with each such USX Security; (f) the date from and after which such Warrants and any USX Securities issued therewith will be separately transferable; (g) the number of shares of Preferred Stock, Marathon Stock or Steel Stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price and the exercise price are payable; (k) a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such Warrants; (m) the redemption or call provisions applicable to such Warrants; and (n) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     USX may issue the Offered Securities to or through underwriters or directly to purchasers, agents or dealers or through brokers. Offers to purchase Offered Securities may be solicited directly by USX or brokers or dealers designated by USX from time to time. Any such broker or dealer may be deemed to be an underwriter as that term is defined in the Securities Act, and will be named in the Prospectus Supplement, together with the compensation payable thereto by USX in connection with the sale of the Offered Securities.

     Underwriters, agents, brokers and dealers may be entitled under agreements which may be entered into with USX to indemnification by USX against certain civil liabilities, including liabilities under the Securities Act. Such underwriters, agents, brokers and dealers may engage in transactions with, or perform services for, USX in the ordinary course of business.

     Also, USX may issue the Offered Securities in connection with acquisitions. The Prospectus may be used in connection with the re-offering of the Offered Securities by persons receiving such securities in connection with an acquisition who may be deemed underwriters under the Securities Act of 1933.


     Offered Securities may be issued in connection with the acquisition of Tarragon. See "Pending Transaction." USX will bear the cost of registering any such securities.


     The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered will be set forth in the accompanying Prospectus Supplement.

                             VALIDITY OF SECURITIES

     The validity of the issuance of the Offered Securities will be passed upon for USX by D. D. Sandman, Esq., General Counsel, Secretary and Senior Vice President--Human Resources & Public Affairs of USX or by J.A. Hammerschmidt, Esq., Assistant General Counsel--Corporate and Assistant Secretary of USX. Messrs. Sandman and Hammerschmidt, in their respective capacities as set forth above, are paid salaries by USX, participate in various employee benefit plans offered by USX and own common stock of USX.

                                    EXPERTS


     The consolidated financial statements of USX as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference to USX's Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                      APPENDIX I
                          SUMMARY OF USX COMMON STOCK

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in, or incorporated by reference in, this Prospectus. Capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Prospectus.


                                                       USX COMMON STOCK
                          ---------------------------------------------------------------------------
                                   USX-MARATHON GROUP                   USX-U. S. STEEL GROUP
                                      COMMON STOCK                           COMMON STOCK
                                   ------------------                   ---------------------
BUSINESS:                 Energy business.                       Steel and other businesses.
NUMBER OF SHARES
  OUTSTANDING AS OF
  JUNE 30, 1998:          290,265,145                            87,291,033
VOTING RIGHTS:            Except as otherwise described          Except as otherwise described
                          herein, the Marathon Stock will vote   herein, the Steel Stock will vote as
                          as a single class with the Steel       a single class with the Marathon
                          Stock. The Marathon Stock will have    Stock. Each share of Steel Stock
                          one vote per share.                    will have a variable number of votes
                                                                 based upon the relative Market
                                                                 Values of one share of Steel Stock
                                                                 and one share of Marathon Stock, and
                                                                 may have more than, less than or
                                                                 exactly one vote per share.
DIVIDENDS:                Dividends on the Marathon Stock will   Dividends on the Steel Stock will be
                          be paid at the discretion of the       paid at the discretion of the Board
                          Board based primarily upon the         based primarily upon the long-term
                          long-term earnings and cash flow       earnings and cash flow capabilities
                          capabilities of the Marathon Group,    of the U. S. Steel Group, as well as
                          as well as on the dividend policies    on the dividend policies of publicly
                          of publicly traded energy companies.   traded steel companies. Dividends
                          Dividends will be payable out of all   will be payable out of the lesser of
                          funds of USX legally available         (i) all funds of USX legally
                          therefor.                              available therefor and (ii) the
                                                                 Available Steel Dividend Amount.
EXCHANGE AND REDEMPTION:  USX may exchange the Marathon Stock    USX may exchange the Steel Stock for
                          for shares of a wholly owned           shares of a wholly owned subsidiary
                          subsidiary that holds all the assets   that holds all the assets and
                          and liabilities of the Marathon        liabilities of the U.S. Steel Group.
                          Group.
                                                                 If USX sells all or substantially
                                                                 all of the properties and assets of
                                                                 the U. S. Steel Group, USX must
                                                                 either: (i) pay a special dividend
                                                                 to holders of Steel Stock equal to
                                                                 the Net Proceeds; or (ii) redeem
                                                                 shares of Steel Stock having an
                                                                 aggregate Market Value closest to
                                                                 the value of the Net Proceeds for an
                                                                 amount equal to the Net Proceeds; or
                                                                 (iii) exchange each share of Steel
                                                                 Stock for a number of shares of
                                                                 Marathon Stock equal to 110% of the
                                                                 ratio of the Market Values of one
                                                                 share of Steel Stock to one share of
                                                                 Marathon Stock.
LIQUIDATION:              In the event of the liquidation of     In the event of the liquidation of
                          USX, holders of Marathon Stock will    USX, holders of Steel Stock will
                          share the funds, if any, remaining     share the funds, if any, remaining
                          for distribution to common             for distribution to common
                          stockholders with holders of Steel     stockholders with holders of
                          Stock based upon the relative market   Marathon Stock based upon the
                          capitalizations of each.               relative market capitalizations of
                                                                 each.
LISTING:                  NYSE under the symbol "MRO".           NYSE under the symbol "X".

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission filing fee...............  $295,000
Costs of printing and engraving.............................   100,000
Accounting fees and expenses................................    10,000
Miscellaneous expenses......................................   100,000
                                                              --------
          Total.............................................  $505,000
                                                              ========

All of the foregoing expenses are estimated except for the Securities and Exchange Commission filing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article V of the Corporation's By-Laws provides that the Corporation shall indemnify to the fullest extent permitted by law any person who is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity.

     The Corporation is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was an officer, employee, agent or director of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Corporation may indemnify any such person against expenses (including attorneys' fees) in an action by or in the right of the Corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the Corporation. To the extent a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the Corporation must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.

     Policies of insurance are maintained by the Corporation under which directors and officers of the Corporation are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

     The Corporation's Certificate of Incorporation provides that no director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except
(i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. LIST OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) See Exhibit Index.

     (b) All schedules are omitted because they are not applicable or the required information is contained in the respective financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) USX hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of USX's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of USX pursuant to the foregoing provisions, or otherwise, USX has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by USX of expenses incurred or paid by a director, officer or controlling person of USX in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, USX will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON JULY 20, 1998.


                                  USX CORPORATION
                                  (Registrant)


                                               /S/ KENNETH L. MATHENY
                          By....................................................

                                        Kenneth L. Matheny, Vice President &
                                                   Comptroller


Pittsburgh, Pennsylvania


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 20, 1998.



                      SIGNATURE
                      ---------                                                TITLE
                          *                                        Chairman Board of Directors,
     ...........................................               Chief Executive Officer and Director
                   THOMAS J. USHER                                 (Principal Executive Officer)

                          *                                                Vice Chairman
     ...........................................                     & Chief Financial Officer
                 ROBERT M. HERNANDEZ                                       and Director
                                                                   (Principal Financial Officer)

               /S/ KENNETH L. MATHENY                              Vice President & Comptroller
     ...........................................                  (Principal Accounting Officer)
                 KENNETH L. MATHENY

                          *                                                  Director
     ...........................................
                  NEIL A. ARMSTRONG

                          *                                                  Director
     ...........................................
                  VICTOR G. BEGHINI

                          *                                                  Director
     ...........................................
              JEANETTE GRASSELLI BROWN

                          *                                                  Director
     ...........................................
                  CHARLES A. CORRY

                          *                                                  Director
     ...........................................
                   CHARLES R. LEE

                          *                                                  Director
     ...........................................
                    PAUL E. LEGO

                          *                                                  Director
     ...........................................
                    RAY MARSHALL

                          *                                                  Director
     ...........................................
                JOHN F. MCGILLICUDDY

                          *                                                  Director
     ...........................................
                   JOHN M. RICHMAN

                      SIGNATURE
                      ---------                                                TITLE
                          *                                                  Director
     ...........................................
                  SETH E. SCHOFIELD

                                                                             Director
     ...........................................
                    JOHN W. SNOW

                          *                                                  Director
     ...........................................
                   PAUL J. WILHELM

                          *                                                  Director
     ...........................................
                 DOUGLAS C. YEARLEY

               /S/ KENNETH L. MATHENY
     *By ......................................
        KENNETH L. MATHENY, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
------
   1.     Form of Underwriting Agreement. (Incorporated by Reference
          to Exhibit 1 to Registration Statement No. 33-52937.)
  4.1     Restated Certificate of Incorporation of USX dated September
          1, 1996, as amended and currently in effect. (Incorporated by reference to Exhibit 3(a) to USX's Quarterly Report on
          Form 10-Q for the quarter ended March 31, 1997.)
  4.2     By-laws of USX dated July 30, 1996, as amended and currently in effect. (Incorporated by reference to Exhibit 3(a) to
          USX's Report on Form 10-Q for the quarter ended June 30,
          1996.)
  4.3     Indenture, dated as of March 15, 1993, for Debt Securities with Form of Debt Securities. (Incorporated by Reference to
          Exhibit 4.1 to Registration Statement No. 33-60142.)
  4.4     Amended and Restated Rights Agreement. (Incorporated by
          reference to the USX Form 8 Amendment to Form 8-A filed on
          October 5, 1992.
          File No. 1-5153.)
   5.     Opinion and consent of J.A. Hammerschmidt, Esq.*
 12.1     Computation of Ratio of Earnings to Combined Fixed Charges
          and Preferred Stock Dividends. (Incorporated by Reference to
          the USX Form 10-K for year ended December 31, 1997 and the
          USX Form 10-Q for Quarter ended March 31, 1998.)
 12.2     Computation of Ratio of Earnings to Fixed Charges.
          (Incorporated by Reference to the USX Form 10-K for year
          ended December 31, 1997 and the USX Form 10-Q for Quarter
          ended March 31, 1998.)
 23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of J.A. Hammerschmidt, Esq. (Included in Exhibit
          5.)*
  24.     Powers of Attorney.*
  25.     Statement of eligibility of Trustee. (Incorporated by
          Reference to Exhibit 25 to Registration Statement No.
          33-60142.)
 99.1     Amended and Restated Arrangement Agreement, as amended and restated the 7th of July, 1998.
 99.2     Plan of Arrangement. (See Schedule 1 to Exhibit 99.1 above.)
 99.3     Form of Exchangeable Share Provisions. (See Schedule 2 to
          Exhibit 99.1 above.)
 99.4     Form of Support Agreement. (See Schedule 3 to Exhibit 99.1
          above.)
 99.5     Form of Exchange Trust Agreement. (See Schedule 4 to Exhibit
          99.1 above.)



* Previously filed.